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REGISTRANT'S NAME Seiko Epson Corp.

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FILE NO. 82- 34746 FISCAL YEAR 3-31-08

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 6/12/08

RECEIVED
2008 JUN 11 P 12:14
FFICE OF INTERNATI
CORPORATE FINA

[abridged translation]

[Cover]

ANNUAL SHAREHOLDERS REPORT

[From April 1, 2007 to March 31, 2008]

Seiko Epson Corp.
3-31-08
AR/S

[Inside cover—Contents page]

Table of Contents

To our shareholders	1
Highlights of consolidated statements	2
Breakdown of sales by business segment	3
Financial performance of this fiscal year and strategies for the future	5
Feature article: Epson's research and development activities	9
Environmental activities	12
Expansion of global business	13
Information of corporate and shares	14

To Our Shareholders

As always, we appreciate your valuable support for our business management.

Looking back at our consolidated financial performance for the fiscal year ended March 2008, we achieved net sales of 1,347,841 million yen (a 4.8% decrease from the previous year), operating income of 57,577 million yen (a 14.4% increase from the previous year), ordinary income of 63,263 million yen (a 28.9% increase from the previous year), and net income of 19,093 million yen (against a net loss of 7,094 million yen in the previous year).

In the information related equipment segment, despite influence of declining prices, the Company accomplished increase in the consolidated sales volume as well as cost reductions for ink-jet printers and LCD projectors.

In the electronic devices segment, our efforts to realign the product portfolio in the medium- and small-sized crystal display business did not proceed as planned, resulting in significant delays in improving the profitability.

In the fiscal year ending March 31, 2009, we will endeavor to steadily proceed with our structural reforms in the medium- and small-sized crystal display business and with the reinforcement of our efforts in business and industrial domains in the printer business, we will bolster the foundations of our businesses, and make clear the medium- and long-term direction (which is the next medium- and long-term corporate vision) of the company.

In line with the next medium- and long-term corporate vision, Minoru Usui, the current Managing Director, will assume the position of President, and I, Seiji Hanaoka, the current President, will assume the position of Chairman, subject to approval of the re-election of directors by our shareholders at the company's annual general meeting and subject also to the approval by the board meeting to be held in June 2008. We will conduct our business under the management system led by the new president.

We will unite as a collective group to make further efforts to strengthen our business structure to accomplish medium- and long-term growth.

We thank you for your valued support and assistance and hope that you will continue to do so.

May 2008

Seiji Hanaoka
President

Highlights of Consolidated Financial Statements

	Fiscal year 2003 (April 1, 2003, through March 31, 2004)	Fiscal year 2004 (April 1, 2004, through March 31, 2005)	Fiscal year 2005(April 1, 2005, through March 31, 2006)	Fiscal year 2006 (April 1, 2006, through March 31, 2007)	**Fiscal year 2007** (April 1, 2007, through March 31, 2008)
Net sales	14,132	14,797	15,495	14,160	**13,478**
Operating income	774	909	257	503	**575**
Ordinary income	736	853	279	490	**632**
Net income (loss)	380	556	(179)	(70)	**190**
Total assets	12,070	12,982	13,257	12,850	**11,391**
Net assets	4,143	4,728	4,745	4,943	**4,714**
Financial Performance Per Share(in yen)					
Net income (loss)	204.70	283.60	(91.24)	(36.13)	**97.24**
Net income after adjustment for residual securities	204.53	—	—	—	—
Net assets	2,110.20	2,408.13	2,416.54	2,395.14	**2,277.45**

(unit: 100 million yen)

Notes:
1. Amounts have been rounded down to the unit shown (except for the share data).
2. Due to a change in accounting rules, the shareholders' equity is now indicated as the net assets. The net assets and the net assets per share up to March 2006 are indicated respectively as the shareholders' equity and shareholders' equity per share using the former calculation method.


Net Sales (100 million yen)
14,132
14,797
15,495
14,160
13,478
2004 March
2005 March
2006 March
2007 March
2008 March


Operating Income (100 million yen)
774
909
257
503
575
2004 March
2005 March
2006 March
2007 March
2008 March


Ordinary Income / Ratio of Ordinary Income to Net Sales
Ordinary income (100 million yen)
Ratio of ordinary income to net sales (%)
736
853
279
490
632
5.2
5.8
1.8
3.5
4.7
2004 March
2005 March
2006 March
2007 March
2008 March


Net Income (Loss) (100 million yen)
380
556
△179
△70
190
2004 March
2005 March
2006 March
2007 March
2008 March


Total Assets (100 million yen)
12,070
12,982
13,257
12,850
11,391
2004 March
2005 March
2006 March
2007 March
2008 March


Net Assets/ Equity Ratio
Net Assets (100 million yen)
Equity Ratio (%)
4,143
4,728
4,745
4,943
4,714
34.3
36.4
35.8
36.6
39.3
2004 March
2005 March
2006 March
2007 March
2008 March

Note 1: The ratio of ordinary income to net sales is calculated by dividing the ordinary income by net sales.

Note 2: The equity ratio is calculated by subtracting the minority shareholders equity from the net assets.

Breakdown of Sales by Business Segment

1. Information Related Equipments Segment

Percentage Distribution of Total Net Sales (March 2008)


64.0%


Net Sales (100 million yen)
9,203
9,460
9,764
9,163
9,029
2004 March
2005 March
2006 March
2007 March
2008 March


Operating Income (Loss) (100 million yen)
459
615
450
812
832
2004 March
2005 March
2006 March
2007 March
2008 March

2. Electronics Devices Segment



Percentage Distribution of
Total Net Sales
(March 2008)
28.0%



Net Sales (100 million yen)
4,411
4,826
5,269
4,447
3,951
2004 March
2005 March
2006 March
2007 March
2008 March



Operating Income (Loss) (100 million yen)
406
385
△97
△260
△171
2004 March
2005 March
2006 March
2007 March
2008 March

3. Precision Equipments Segment


Percentage Distribution of
Total Net Sales
(March 2008)
5.9%


Net Sales (100 million yen)
811
811
857
877
839
2004 March
2005 March
2006 March
2007 March
2008 March


Operating Income (100 million yen)
28
24
23
35
27
2004 March
2005 March
2006 March
2007 March
2008 March

4. Others

Percentage Distribution of
Total Net Sales
(March 2008)


2.1%

Note: The percentage distribution of net sales is calculated by including the internal sales amount.

Financial Performance of this Fiscal Year and Strategies for the Future

Financial performance of the fiscal year

Epson focused its efforts on the two matters set out below for the fiscal year ended March 31 2008. First, we changed our policy for sales volume of inkjet printer main frames, shifting again to an expansion strategy. In response to the deterioration in the profitability of the inkjet printer business for the fiscal year ended March 31 2006, we targeted the previous fiscal year as a year for boosting stamina in this business, introducing measures for systematically reducing sales volumes of models with low printing volume, while proceeding with cost reductions and reductions in fixed costs, and as a result we were successful in improving the profitability of this business. Based on that success, this year, we adopted well-balanced strategies that focus on both short-term profit and medium-term growth and actively made sales of printer main frames in anticipation of high growth in future sales of ink cartridges.

Second, we made an effort with our structural reforms in the medium- and small-sized crystal display businesses, which experienced a significant decrease in profit. As a result of utilizing a depletion accounting during the previous fiscal year, we were able to start the fiscal year with lower fixed costs. As for our technologies, we established a policy to concentrate our resources on amorphous silicon TFTs and low temperature polysilicon TFTs by transferring the color STN operations abroad and terminating the MD-TFD business. In conjunction with these procedures, we reexamined our production system. On that basis, we aimed at improving profitability by cultivating new applications and ensuring sales, taking advantage of our strengths such as high-definition displays, while steadily recording solid demand for mobile phones.

As a result of these efforts, we as a whole succeeded in achieving a profit that surpasses our performance last year. However, the composition of the profit was significantly different from our plan at the beginning of the fiscal year. Although we were able to achieve the goal in the information related equipment segment, there remained significant delays in improving the profitability in the electronics devices segment, particularly in the medium- and small-sized crystal display business, a carry over of issues from the previous year.

Performance summary for the Fiscal Year ended March 31, 2008]

Information related equipments segment

Re-expansion of the sales volume of inkjet printer main frames

- well-balanced strategies that focus on both short-term profit and medium-term growth
- active sales of inkjet printer main frames in anticipation of future growth in sales of ink cartridges.

↓

Achievement of profit that surpassed our plan as well as an increase in the sales of inkjet printer main frames

Electronics devices segment

Structural reforms in the medium- and small-sized liquid crystal display business

- review of the production system in conjunction with the review of direction for our technologies
- improvement of profitability by ensuring sales by cultivating new applications that take advantage of our strengths

↓

Significant delays in improving profitability due to stalled cultivation of new applications

Results of Information Related Equipment Segment

In the inkjet printer business, in spite of the slow expanding market, we achieved a certain degree of increase in volume by increasing the sales volume of inkjet printer main frames, and we succeeded in recovering our business position in the market. We can therefore expect those sales to flow on to greater sales of ink cartridges in the future. Further, we strengthened the structure of the business by effectively using expenses, which we achieved by implementing a detailed marketing strategy that clearly identifies targets by customers and areas, and by pushing ahead with continuous cost reductions. In particular, we were able to increase the volume of sales for the new products introduced in the market for end-of-year sales by enhancing the product appeal resulted from improving the printing speed and by increasing the lineup of multifunction printers (complex machines).

With respect to profitability, the fiscal year went nearly as planned thanks to progress in cost reductions such as platform sharing and to a steady increase in consumable sales, in addition to the benefit from the depreciation of yen.

Furthermore, LCD projectors for business use increased significantly in volume due to the steady increase in demand for educational use, and as a result, POS system-related equipment experienced a solid growth.

Additional measures to be taken for the medium- and small-sized crystal display business

The reason for significant delays in improving the profitability of the medium- and small-sized crystal display business was that we did not move ahead with the shift in the product portfolio by acquiring profitable new applications, resulting in a significant decrease in sales volume. Particularly, because of the delay in implementing the plan at the beginning of the fiscal year, we failed to achieve a sales volume sufficient to cover the fixed costs, which we were presuming we would cover. Taking a look at the causes by applications, in the business for mobile phones, we assumed that we could achieve a certain volume and sales amount as a result of shifting from the MD-TFD business, which is scheduled to be terminated, to amorphous silicon TFTs. However, we failed to achieve the expected results with amorphous silicon TFTs, while the MD-TFD business, as planned, saw a reduction in volume and sales amount, resulting in significant delays in shifting the portfolio. Further, with regards to responding to the demand for new applications, the demand in the field in which Epson has its strength, such as high definition displays, did not increase as planned either. From the first half to the latter half of the fiscal year, applications other than mobile phones, such as high-end smart phones and mobile multimedia equipments, showed an increase in sales volume, yet such improvements were not enough to achieve a sufficient sales volume, which resulted in our having to take additional measures.

First, we stopped manufacturing MD-TFDs during this fiscal year. Although color STN operations were transferred abroad as planned, the conditions are still severe in terms of profitability due to the increasingly intense competition in the low-end market of mobile phones. In response to these severe conditions, we will drastically cut back production by the end of the fiscal year ending March 2009, and shift part of the line to the manufacture of touch screens, which are enjoying increasing demand. Through these efforts, we will accelerate the concentration of resources into amorphous silicon TFT and low temperature polysilicon TFTs, and based on that, we will implement a reorganization to achieve a proper production scale. Specifically, we will drastically trim down the production footholds both domestically and abroad, and in conjunction with this, we will conduct a reassignment of personnel to the group's growing fields.

Although the amount of loss for the fiscal year ending March 2009 will be reduced compared to this fiscal year, we expect that the next fiscal year will continue to show severe conditions in terms of profitability, because the realignment of our business structure has been delayed and the results of our efforts have not been seen because we are still in the transition period of the restructuring. We will continue to proceed with shifting the portfolio by increasing the ratio of new applications, while advancing forward to recover our profits.

Management strategies for the fiscal year ending March 31, 2009

In the fiscal year ending March 31, 2009, we will strive to reinforce our business foundation, mainly in the information related equipment segment, while proceeding with structural reforms in the medium- and small-sized crystal display business, and we will strengthen the business foundation for medium-term growth in profits.

In the inkjet printer business, we will continue to aim at increasing sales volumes by introducing competitive products and by marketing activities in anticipation of expansions in print volume. In addition, we will strengthen our efforts in business and industrial domains. As a part of these efforts, we have decided to establish a broad business alliance with Noritsu Koki Co., Ltd. Under the new alliance, we will extend our cooperation into industrial printing machines, where we will collaborate on joint development projects and mutual development consignments, in addition to the existing cooperation for minilabs.

In addition to these measures, Epson will continuously strive to maintain high returns in the following 3 businesses, which will steadily contribute to increase profit, and thus give fundamental support to the entire group's revenue base.

In the business system operation (dot matrix printer, POS system related products), we will have steady operations by winning bids, picking up on customers' needs, and proposing solution.

In the LCD projector business, we will aim to increase the volume mainly of educational use projectors, which are expected to show steady growth continuously.

In the crystal device business, we will endeavor to pick up expanding demand for down-sizing and higher precision products.

Changes in the Management

Epson has moved ahead with various measures for the recovery of our performance and re-growth, striving to achieve the goal of an ordinary income of 100 billion yen for the fiscal year ending March 2009 based on our mid-range business plan, "Creativity & Challenge 1000." Unfortunately, however, it is expected that the goal will not be achieved because of the recording of a loss in the medium- and small-sized crystal display business. Still, in terms of medium-term growth, we succeeded in setting a guideline by establishing a foothold from which we can expand our inkjet printer business on to the business and industrial domains and by establishing the direction for future expansion of our business in the electronic devices business segment. From now on, based on these results, we will draw up the next medium- and long-term corporate vision, mainly in respect of the information related equipment segment.

Minoru Usui, the current Managing Director, will assume the position of President, and Seiji Hanaoka, the current President, will assume the position of Chairman, subject to approval at the company's annual general meeting and the board of directors meeting to be held on June 25, 2008. The purpose of these changes is to further strengthen the development of the reforms, while organizing the next medium- and long-term corporate vision from a new perspective, which is aimed at cultivating new business domains and creating new products leading to medium-term growth, and to strive to implement those reforms under the leadership of the new president in the fiscal year ending March 2009, the final year of the mid-range business plan. Mr. Usui, the newly appointed president, was one of the drivers of past growth by engaging in the development of "micro piezo technology" in the early stages, and he has also been a core member of top management by coordinating the next medium- and long-term corporate vision. Under the new management, Epson will strive to achieve its medium- and long-term growth and further reinforce its business structure.

Feature Article: Epson's Research and Development Activities

Epson's core technology and the medium-term research and development policies

Epson has repeatedly performed "Creativity and Challenge" management plans in an effort to open the way to an attractive world with the help of technology, and has developed a large number of world-first products, such as mini-printers and quartz watches. As we independently develop very precise element parts with low power consumption in the process of developing these products, we were able to develop micro fabrication technologies (Compact) and saving technologies (Energy Saving), our core technologies that have supported us thus far. After developing those technologies, we developed imaging technologies (Fine Image), one of our other core technologies, while developing inkjet printers, LCD projectors, displays, and semiconductors businesses based on the technologies above.

Epson will strive to make these 3 core technologies (Compact / Energy Saving / Fine Image) more sophisticated and to contribute in realizing user-friendliness and dreams of our customers. In order to realize these goals, in our existing businesses, we will polish up our technologies by which we differentiate ourselves, such as "micro piezo technology" and "3LCD projection," which evolved and advanced through our core technologies, and will make competitive products. At the same time, we are determined to proceed with the research and development of new business domains and new product groups, and will make efforts with a long-term vision toward earnings in the future.

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B.

item 1

April 30, 2008	CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2008

RECEIVED
2008 JUN 11 P 12:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



RECEIVED
2008 JUN 11 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

April 30, 2008

CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2008

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Year ended March 31			Change	Year ended March 31,
	2006	2007	**2008**		**2008**
Statements of Income Data:					
Net sales	¥1,549,568	¥1,416,032	**¥1,347,841**	(4.8%)	**$13,452,853**
Operating income	25,758	50,343	**57,577**	14.4%	**574,686**
Income (loss) before income taxes and minority interest	(20,047)	3,476	**52,045**	- %	**519,467**
Net income (loss)	(17,917)	(7,094)	**19,093**	- %	**190,574**
Statements of Cash Flows Data:					
Cash flows from operating activities	117,497	160,229	**112,060**	(30.1%)	**1,118,478**
Cash flows from investing activities	(95,266)	(76,419)	**(50,770)**	(33.6%)	**(506,742)**
Cash flows from financing activities	19,123	(30,150)	**(70,663)**	134.4%	**(705,292)**
Cash and cash equivalents at the end of the year	280,114	334,873	**316,414**	(5.5%)	**3,158,143**
Per Share Data:					
Net income (loss) per share -Basic	¥(91.24)	¥(36.13)	**¥97.24**	- %	**$0.97**
-Diluted	¥-	¥-	**¥-**	- %	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	March 31		
	2007	**2008**	**2008**
Total assets	¥1,284,412	**¥1,139,165**	**$11,370,047**
Equity	494,335	**-**	**-**
Net assets	-	**471,446**	**4,705,522**
Shareholders' equity	470,317	**447,205**	**4,463,572**
Shareholders' equity ratio (%)	36.6%	**39.3%**	**39.3%**
Shareholders' equity per share	¥2,395.14	**¥2,277.45**	**$22.73**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥100.19 = U.S.$1 at March 31, 2008 has been used for the purpose of presentation.

Operating Performance Highlights and Financial Condition

1. Fiscal 2007 Full-Year Overview

The global economy was in recovery mode for the first half of the year under review, but signs of a slowdown in some sectors emerged in the second half. The U.S. economy showed signs of weakening due to the effects of the sub-prime loan problem, while growth also slowed in Europe. Meanwhile, China and the rest of Asia enjoyed continued economic expansion. In Japan, exports rose, but economic growth was moderated by a slackening of production and capital investment, due to flat personal spending and other factors.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market, where demand has continued to shift from single-function printers toward multifunction printers ("all-in-ones"), was flat year over year on the whole, as growth in the markets of Europe and Asia offset a contraction in the Japanese and U.S. markets. The dot-matrix printer market is shrinking on the whole yet expanded in Asia. In POS systems, demand for POS receipt printers for small- and mid-sized retailers remained strong.
The projector market expanded on increased demand for business projectors, especially models used in educational applications. The rate of growth in home theater projectors, however, slowed due to falling prices for large flat-screen TVs.
Small- and medium-sized display applications showed healthy growth. The mobile phone handset market, the main destination for these displays, remained strong. In addition to new and upgrade demand for low-end phones, demand for 3G phones was robust, especially in Europe and the U.S. The digital camera market expanded, with growth driven chiefly by gains in camera performance and a growing number of new SLR models. Demand for displays in portable media players (PMPs) and portable automotive navigation systems also increased.
Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffered from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.
In precision products, the price of eyeglass lenses trended downward. Demand for semiconductor equipment manufacturing remained firm.

In March 2006 Epson launched a mid-range business plan called "Creativity and Challenge 1000." In line with this plan, the company has been driving a variety of actions designed to improve business performance and restart growth.
In the fiscal year under review, the second year of the plan, Epson emphasized higher-margin products while also seeking to expand inkjet printer unit shipments. The company also stepped up its efforts to penetrate business and industrial segments where it can leverage the benefits of its Micro Piezo technology, which it intends to develop into a core source of future profit.
Meanwhile, the small- and medium-sized display business experienced a steep deterioration in profitability in the previous fiscal year, largely due to a significantly different business environment than that assumed when the mid-range business plan was created. The worsening of the profit picture prompted Epson to reposition the business both strategically and structurally. The reorganization costs recorded in association with the repositioning reduced the fixed asset burden of the business. Epson is also striving to change the structure of its display sales, by capturing demand in areas of growth other than mobile phones and reducing its dependence on handset demand.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the year under review were ¥114.28 and ¥161.53, respectively. This represents a 2% appreciation in the value of the yen against the dollar and an 8% depreciation in the value of the yen against the euro compared to the prior year.

Given this environment, net sales for the full fiscal year were ¥1,347,841 million ($13,452,853 thousand), down 4.8% from the prior year. Operating income was ¥57,577 million ($574,686 thousand), up 14.4% from the prior year. Income before income taxes and minority interest was ¥52,045 million ($519,467 thousand), dramatically increased from the prior year. And net income was ¥19,093 million ($190,574 thousand), compared to a net loss of ¥7,094 million the previous year.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

The printer business as a whole saw net sales decline slightly. The inkjet printer net sales (including consumables, as in all printer discussions below) benefited from an increase in multifunction printer unit volume and a weakened yen, but growth in low-priced models acted to moderate revenue. POS system products benefited overall from the weaker yen, but results in terminal modules were adversely affected by a decline in demand for color coupon printers and by lower average unit prices due to growth in single-function receipt printers. Dot-matrix printer unit shipments declined primarily due to a contraction of the European market and inventory adjustments by wholesalers in China. Page printer sales were affected by a decline in unit volume brought about by a tighter focus on high added value models rather than low-end models.
Please note that, as of the fiscal year under review, "page printer" is used instead of "laser printer."

The visual instruments business as a whole reported sales growth. Although results were tempered by price erosion in 3LCD business projectors, sales were driven higher by increased demand for education models, as well as by the market launch of full HDTV-compliant home-theater projectors and affordably priced models with a built-in DVD player.

Operating income in the information-related equipment segment declined despite the benefits of a weaker yen and 3LCD projector revenue growth, mainly because of inkjet printer price erosion.

As a result of the foregoing factors, full-year net sales in the information-related equipment segment were ¥902,970 million ($9,012,583 thousand), down 1.5% from the prior year. Operating income was ¥83,274 million ($831,163 thousand), down 1.1% from the prior year.

Electronic devices:

The display business as a whole posted sharply lower revenue. Amorphous-silicon TFT LCD and LTPS TFT LCD unit shipments increased along with the growing demand for items such as mobile phone handsets, PDA phones, personal media players and digital cameras, but this increase was partially offset by price erosion. Meanwhile, results in the MD-TFD LCD business, which Epson will terminate, and in the color STN LCD business were adversely affected by price erosion and declining unit shipments.

The quartz device business saw total net sales rise slightly thanks to growth in unit shipments, which were buoyed by growth in demand for equipment such as mobile phone handsets and digital cameras, but the rise was tempered by price erosion.

Revenues in the semiconductor business as a whole declined. Although unit shipments of mixed-signal products to non-handset markets increased, revenues were hurt by a drop in LCD driver shipments to handset manufacturers and a broad decline in prices.

Operating loss in the electronic devices segment narrowed compared to the year ago. Lower fixed costs in amorphous-silicon TFT LCDs contributed to the improvement, though price erosion in crystal devices and

in HTPS panels for 3LCD projectors, combined with a decline in MD-TFD LCD net sales, weighed on income.

As a result of the foregoing factors, full-year net sales in the electronic devices segment were ¥395,197 million ($3,944,477 thousand), down 11.1% year over year, while operating loss was ¥17,167 million ($171,346 thousand) versus an operating loss of ¥26,055 million in the year ago.

Precision products

The precision products segment as a whole reported lower net sales. Although watch sales benefited from a rise in the average price zone, total sales in this segment ended lower primarily due to a reduced sales volume of industrial inkjet equipment this year and to price erosion in plastic eyeglass lenses.

Operating income in precision products declined primarily due to price erosion in plastic eyeglass lenses and a deterioration in the watch model mix.

As a result of the foregoing factors, full-year net sales in the precision products segment were ¥83,927 million ($837,680 thousand), down 4.4% from the prior year. Operating income was ¥2,733 million ($27,282 thousand), down 23.6% from the prior year.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan

Dot-matrix printer and 3LCD projector revenues increased, whereas MD-TFD LCD, inkjet printer and page printer revenues declined. As a result, net sales were ¥1,192,591 million ($11,903,302 thousand), down 4.1% from the prior year, while operating income was ¥20,444 million ($204,058 thousand), down 41.7% from last year.

The Americas

Amorphous-silicon TFT LCD and 3LCD projector revenues increased, whereas inkjet printer, terminal module and dot-matrix printer revenues declined. As a result, net sales were ¥281,940 million ($2,814,060 thousand), down 3.3% from the prior year, while operating income was ¥8,922 million ($89,057 thousand), down 25.0% from last year.

Europe

Inkjet printer and 3LCD projector revenues increased, whereas page printer and MD-TFD LCD revenues declined. As a result, net sales were ¥299,621 million ($2,990,536 thousand), up 0.1% from the prior year, while operating income was ¥5,749 million ($57,383 thousand) versus an operating loss of ¥408 million last year.

Asia / Oceania

Crystal device revenue increased, while MD-TFD LCD and STN LCD revenues declined. As a result, net sales were ¥751,904 million ($7,504,783 thousand), down 4.5% from the prior year, while operating income was ¥22,461 million ($224,193 thousand), up 6.0% from last year.

2. Liquidity and Financial Position

Financial Condition

Total assets as of March 31, 2008 stood at ¥1,139,165 million ($11,370,047 thousand), a decrease of ¥145,247 million ($1,449,718 thousand) from the previous fiscal year end. This was primarily due to a decrease of current assets such as Notes and accounts receivable, trade by ¥76,681 million ($765,360 thousand), and property, plant and equipment such as machinery and equipment by ¥35,770 million ($357,028 thousand).

Total liabilities stood at ¥667,718 million ($6,664,525 thousand), a decrease of ¥123,010 million ($1,227,772 thousand) from last fiscal year end. Current liabilities decreased ¥91,653 million ($914,801 thousand) and long-term liabilities decreased ¥31,356 million ($312,971 thousand). The decline in current liabilities primarily resulted from decreases in short-term borrowings (including the current portion of long-term debt) and other factors. The decrease in long-term liabilities primarily resulted from decreases in long-term debt and were not offset by a new issuance of corporate bonds worth ¥20,000 million ($199,620 thousand).

Cash Flow Performance

Cash flows from operating activities during the year included income before income taxes and minority interest of ¥52,045 million ($519,467 thousand). For adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities, depreciation and amortization was ¥79,209 million ($790,588 thousand). As for changes to assets and liabilities, inventories decreased by ¥6,357 million ($63,457 thousand). As a result, net cash provided by operating activities was ¥112,060 million ($1,118,478 thousand).

Cash outflows from investing activities amounted to ¥50,770 million ($506,742 thousand) due to capital expenditures, principally in the electronic devices and information-related equipment segments amounting to ¥72,606 million ($724,690 thousand).

Cash outflows from financing activities were ¥70,663 million ($705,292 thousand) include ¥82,426 million ($822,696 thousand) net repayments of short-term and long-term debt and proceeds of ¥20,000 million ($199,620 thousand) from a new issuance of corporate bonds.

As a result, cash and cash equivalents as of March 31, 2008 was ¥316,414 million ($3,158,143 thousand).

Trends in cash flow indices are as follows:

	Year ended March 31				
	2004	2005	2006	2007	2008
Shareholders' equity ratio (%)	34.3	36.4	35.8	36.6	39.3
Market-value based equity ratio (%)	68.4	60.2	48.2	53.0	46.3
Debt redemption years (Years)	2.5	2.4	3.7	2.5	3.1
Interest coverage ratio (Times)	27.6	27.8	17.6	25.0	18.1

*Shareholders' equity ratio = Shareholders' equity / Total assets
(Shareholders' equity is equity excluding minority interest in subsidiaries.)
*Market-value based equity ratio = Total market value of shares/ Total assets
*Debt redemption years = Interest-bearing debt / Cash flows from operating activities
(For interim period, cash flows from operating activities are doubled for conversion to annual amount)
*Interest coverage ratio = Cash flows from operating activities / Interest paid

Notes
I. Each index is calculated based upon consolidated financial figures.
II. Market values are calculated based upon the number of shares issued, excluding treasury stock.

3. Policy on Profit Allocation/ Dividends in the Period under Review and Next Fiscal Year

Epson's efforts to enhance management efficiency and profitability have resulted in the improved cash flows required to fulfill its policy of making stable dividend payments. Following a comprehensive analysis of the funding requirements to support its business strategy and of its financial performance and outlook, Epson intends to maintain in the medium- to long-term a consolidated dividend payout ratio of 30% as its commitment to returning profits to shareholders.

Bolstered by structural reforms and other factors, Epson recorded a net profit for the first time in three fiscal years in the period under review. The Company has decided, however, to further improve its financial strength by proceeding with its planned dividend allocation of ¥32 ($0.32) per share including an interim dividend of ¥16 ($0.16) per share.

Seeking to strengthen its management structure, Epson intends to allocate an internal reserve for capital investment to strengthen its various businesses, and for supporting other business investments and research and development into new technologies.

The Company is planning a dividend allocation of ¥38 ($0.38) per share in the fiscal year ending March 31, 2009.

4. Fourth-Quarter Operating Performance

Fourth-quarter net sales were ¥310,569 million ($3,099,807 thousand), a decline of 9.2% compared to the same period last year. The decline was primarily due to price erosion in inkjet printers and a steep drop in MD-TFD LCD and color STN LCD revenues. Operating income and ordinary income were both down compared to the same period last year. Operating income was ¥1,867 million ($18,636 thousand), down 53.5%, while loss before income taxes and minority interest was ¥2,732 million ($27,275 thousand), compared to a loss before income taxes and minority interest of ¥36,620 million in the same period last year. The decline came despite lower fixed costs in the displays business, as inkjet printer prices continued to erode, dot-matrix printer and POS system product revenues shrank, and 3LCD HTPS TFT panel prices declined. The company recorded a fourth-quarter net loss of ¥3,142 million ($31,364 thousand), compared to a net loss of ¥21,035 million in the same period last year, largely as a result of impairments associated with idle assets at the Chitose Plant, where HTPS TFT panels are fabricated.

5. Fiscal 2008 forecast

The global economy is expected to strengthen during the 2008 fiscal year ending March 31, 2009. The economies of Asia particularly China, are expected to continue to expand. In addition, though its pace becomes moderate, the European economy is expected to continue to recover. Moreover, in Japan, the economy is expected to experience a moderate recovery mainly due to exports for Asia. On the other hand, the U.S. economy faces risk of further slowdown reflecting the sub-prime loan crisis. And the effect of the stresses in financial markets and crude oil prices on the global economies will need to be monitored.

The expectations in Epson's core markets are summarized as follows. Inkjet printer market demand is expected to continue shifting away from single-function printers and toward multifunction printers (all-in-ones). Meanwhile, multifunction printer prices will likely continue downward under intense market competition. The total projector market is expected to grow, but prices will likely continue to slide further under the weight of heavy market competition.

In the market for small- and medium-sized displays, volume is expected to rise, but continued price erosion is predicted.

Given these expectations, in the information-related equipment segment, projector sales are seen rising, primarily in business use. Growth is also forecasted for sales of terminal modules in the American market. Moreover the volume of inkjet printers is also expected to increase. In FY2008, yen-dominated sales figures are expected to decrease due to the assumption of a stronger yen against other currencies compared

with FY2007. As a result, total sales in the information-related equipment segment are expected to decline.
In the electronic devices segment, total sales revenue is expected to decline. Quartz device business sales are projected to rise due to an expansion of the market for mobile phones and personal computers. On the other hand, revenue in the display business is forecasted to decline. Although a concentration of resources on amorphous-silicon TFT LCDs and LTPS TFT LCDs will lead to an increase in shipments, this will be offset by a fall in volume associated with the termination of the MD-TFD LCD business and by price erosion.
In the precision product segment, sales revenues are expected to increase mainly due to sales of industrial inkjet systems.
The figures in the outlook are based on assumed exchange rates of ¥95 to the U.S. dollar and ¥155 to the euro.

Taking into account the foregoing factors, Epson's expectations for the 2008 fiscal year (ending March 31, 2009) are as follows.

Consolidated Half-Year Results Outlook

	FY2007	**FY2008**	Change	
Net sales	¥656.2 billion	**¥609.0 billion**	-¥47.2 billion	(- 7.2%)
Operating income	¥22.2 billion	**¥11.0 billion**	-¥11.2 billion	(- 50.6%)
Income before income taxes and minority interest	¥22.1 billion	**¥6.0 billion**	-¥16.1 billion	(- 72.9%)
Net income	¥3.2 billion	**¥0 billion**	-¥3.2 billion	(- %)
Foreign exchange rate	$1USD = ¥119 1 EURO = ¥162	**$1USD = ¥95** **1 EURO = ¥155**		

Consolidated Full-Year Results Outlook

	FY2007	**FY2008**	Change	
Net sales	¥1,347.8 billion	**¥1,300.0 billion**	-¥47.8 billion	(- 3.5%)
Operating income	¥57.5 billion	**¥61.0 billion**	+¥3.4 billion	(+ 5.9%)
Income before income taxes and minority interest	¥52.0 billion	**¥54.0 billion**	+¥1.9 billion	(+3.8 %)
Net income	¥19.0 billion	**¥31.0 billion**	+¥11.9 billion	(+62.4 %)
Foreign exchange rate	$1USD = ¥114 1 EURO = ¥162	**$1USD = ¥95** **1 EURO = ¥155**		

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Overview of the Business Group

Epson's main business segment includes the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. Research and development and product development are mainly conducted by the Company. Production and sales are conducted by the company and its subsidiaries and affiliates, domestic and abroad, under the management of the company's operations divisions.

The following is a brief description of each business segment and the main subsidiaries and affiliates of each business segment.

Information-related equipment business segment:

This segment includes the printer business, the visual instruments business and others. This segment develops, manufactures and sells mainly printers, 3LCD projectors, and personal computers.

<table>
<tr><th rowspan="2">Operations</th><th rowspan="2">Main products</th><th colspan="2">Main subsidiaries and affiliates</th></tr>
<tr><th>Manufacturing company</th><th>Sales company</th></tr>
<tr><td>Printer</td><td>Color inkjet printers,
page printers,
dot matrix printers,
large format inkjet printers,
and related supplies,
color image scanners,
mini-printers,
printers for use in POS
systems and others</td><td>Tohoku Epson Corporation
Orient Watch Co., Ltd.
Epson Portland Inc.
Epson El Paso, Inc.
Epson Telford Ltd.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.
Tianjin Epson Co., Ltd.</td><td rowspan="2">Epson Sales Japan Corporation
Epson America, Inc.
Epson Europe B.V.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson Iberica, S.A.
Epson Korea Co., Ltd.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.
Epson Australia Pty. Ltd.</td></tr>
<tr><td>Visual instruments</td><td>3LCD projectors,
LCD monitors,
label writers and others</td><td>Epson Precision (Hong Kong) Ltd.</td></tr>
<tr><td>Others</td><td>Personal computers and others</td><td>-</td><td>Epson Sales Japan Corporation
Epson Direct Corporation</td></tr>
</table>

Electronic devices business segment:

This segment includes the display business, the quartz device business, and the semiconductor business. This segment develops, manufactures and sells mainly small- and medium-sized LCDs, crystal oscillators and CMOS LSI.

<table>
<tr><th rowspan="2">Operations</th><th rowspan="2">Main products</th><th colspan="2">Main subsidiaries and affiliates</th></tr>
<tr><th>Manufacturing company</th><th>Sales company</th></tr>
<tr><td>Display</td><td>Small- and medium-sized LCDs,
HTPS-TFT panels for 3LCD projectors and others</td><td>Epson Imaging Devices Corporation
Suzhou Epson Co., Ltd.
Epson Imaging Devices (H.K.) Ltd.
Epson Imaging Devices (Phils.) Inc.</td><td rowspan="3">Epson Toyocom Corporation
Epson Imaging Devices Corporation
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson (China) Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.</td></tr>
<tr><td>Quartz device</td><td>Crystal units,
crystal oscillators,
optical devices and others</td><td>Epson Toyocom Corporation
Orient Watch Co., Ltd.
Epson Toyocom Malaysia Sdn. Bhd.
Epson Toyocom (Thailand) Ltd.</td></tr>
<tr><td>Semiconductor</td><td>CMOS LSI and others</td><td>Tohoku Epson Corporation
Singapore Epson Industrial Pte. Ltd.</td></tr>
</table>

Precision products business segment:

This segment includes the watch business, the optical products business, and the factory automation systems business. This segment develops, manufactures and sells mainly watches, watch movements, plastic corrective lenses, precision industrial robots and others.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Watch	Watches, watch movements and others	Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd.	Time Module (Hong Kong) Ltd.
Optical products	Plastic corrective lenses and others	Seiko Lens Service Center Corporation	-
Factory automation systems	Precision industrial robots, IC handlers, industrial inkjet equipment and others	-	Epson America, Inc. Epson Deutschland GmbH

Other business segment:

This segment comprises the businesses of subsidiaries that offer services within Epson, and new businesses still in the start-up phase that are aimed at optimizing current management resources.

The following operations system diagram describes the overview of the business group outlined above.

Customers

[Sales companies]
Epson Sales Japan Corporation
Epson America, Inc.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.

[European regional headquarters]
Epson Europe B.V.

[Sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson (China) Co., Ltd.
Epson Hong Kong Ltd.

[Sales/manufacturing companies]
Epson Imaging Devices Corporation
Epson Toyocom Corporation

[Manufacturing companies]
Orient Watch Co., Ltd
Suzhou Epson Co., Ltd.
Epson Imaging Devices (H.K.) Ltd.

[Sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Module (Hong Kong) Ltd.

Seiko Epson Corporation

[Manufacturing companies]
Orient Watch Co., Ltd
Epson El Paso, Inc.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.

[Manufacturing companies]
Singapore Epson Industrial Pte. Ltd.

[Manufacturing companies]
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.

[Service companies]
Epson Logistics Corporation

Information-related Equipment Business Segment

Electronic Devices Business Segment

Precision Products Business Segment

Other Business Segment

Note: 1. Time Module (Hong Kong) Ltd. is an equity method affiliate. All others are consolidated subsidiaries.

2. Epson Toyocom Corporation, a subsidiary of the Company, is listed on the first section of the Tokyo Stock Exchange.



Management Policy

1. Basic Management Policy

Epson strives to fulfill its responsibilities as a good corporate citizen on a variety of fronts. These responsibilities include paying close attention to corporate ethics and risk management, improving customer satisfaction and product quality, and managing environmental performance. With "creativity and challenge" as the focal point for the Group's collective capabilities, Epson is aiming to further enhance its corporate value.

Epson is a progressive company, trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills and meet challenges
with innovative and creative solutions.

2. Medium- to Long-Term Management Strategy and Issues

In 2003, Epson charted its future course with a medium- to long-term corporate vision, SE07. SE07 outlines the Company's plans for achieving steady growth into the future and for fully capitalizing on its core competencies as a leading name in imaging solutions. Targeting the convergence of imaging domains is at the heart of the corporate vision. In line with this vision, Epson is concentrating its management resources in business domains where it can leverage its strengths; namely, the so-called "3i" imaging fields: imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). Epson seeks to further expand each domain by leveraging teamwork and synergies between its finished product and electronic device businesses, while at the same time creating new markets and businesses by emphasizing teamwork and convergence in the "3i" fields.

Epson remains committed to the original direction of SE07 but is operating in an extremely difficult business environment. The Company is faced with intensifying price competition and shrinking product cycle times. These are largely a result of two factors. One is the escalating competition brought about by advances in digital technology that have lowered barriers to market entry. The other is product and technology maturation, which is making differentiation increasingly difficult.

Under these difficult market conditions, Epson established, in March 2006, a new mid-range business plan called "Creativity and Challenge 1000" and began driving a variety of actions designed to improve the profitability of its businesses.

In its mainstay inkjet printer business, Epson sought to boost hardware shipments as it pursued a strategy of balancing short-term profitability with medium-term growth. Going forward, the Company will leverage the advantages of its core Micro Piezo technology to strengthen its efforts to expand into the business, commercial and industrial domains, and to lay the foundations for future profitability. In recent years, the printing industry has begun to shift from analog to digital technologies. Epson believes that inkjet printing using Micro Piezo technology provides the optimum solution for responding to customer demands for high productivity and cost performance in printing multiple small lots. Beginning with a label printer launched in autumn 2007, Epson's policy commits to offering inkjet printing solutions in various commercial and industrial domains, in addition to developing printers for personal use.

The small- and medium-size display business has been slow to recover, largely because the business landscape assumed by the mid-range business plan has undergone unforeseen upheaval. In response to this situation, Epson has reviewed its product portfolio, deciding to concentrate resources on amorphous-silicon TFT LCDs and low-temperature TFT LCDs, and has made efforts to reduce both fixed and variable costs. As it seeks to further improve its financial performance, Epson will also realign its manufacturing facilities, leading to a significant streamlining of both domestic and overseas manufacturing plants, and will

reallocate human resources to growth areas of the business. The Company is also aiming to continue strengthening its product lineup by leveraging its distinctive technologies.

Epson will hone its technological development capability while maintaining the corporate culture of "monozukuri" (the art and science of manufacturing) that lies at the heart of the Company's values. To promote this, in addition to its regular capital investments, Epson will proactively invest in its various businesses to drive growth in the medium term.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
ASSETS			
Current assets:			
Cash and cash equivalents	¥334,873	¥-	$-
Time deposits	2,222	-	-
Notes and accounts receivable, trade	218,988	-	-
Inventories	178,623	-	-
Deferred income taxes	33,235	-	-
Other current assets	48,991	-	-
Allowance for doubtful accounts	(3,658)	-	-
Cash and deposits	-	171,970	1,716,448
Notes and accounts receivable, trade	-	187,775	1,874,191
Short-term investments	-	137,079	1,368,195
Inventories	-	161,357	1,610,514
Deferred income taxes	-	29,239	291,843
Other current assets	-	52,854	527,546
Allowance for doubtful accounts	-	(3,032)	(30,270)
Total current assets	813,274	737,245	7,358,469
Property, plant and equipment:			
Buildings and structures	443,713	435,868	4,350,416
Machinery and equipment	560,587	536,915	5,358,969
Furniture and fixtures	207,930	196,487	1,961,149
Land	63,384	61,434	613,181
Construction in progress	5,804	5,541	55,308
Other	222	208	2,077
	1,281,640	1,236,455	12,341,102
Accumulated depreciation	(902,608)	(893,193)	(8,914,994)
	379,032	343,261	3,426,108
Intangible assets	-	20,660	206,214
Investments and other assets:			
Investment securities	45,739	-	-
Investments in affiliates	2,443	-	-
Deferred income taxes	6,451	-	-
Intangible assets	24,895	-	-
Other assets	12,925	-	-
Allowance for doubtful accounts	(347)	-	-
Investment securities	-	20,419	203,804
Long-term loans receivable	-	63	630
Deferred income taxes	-	5,132	51,229
Other assets	-	12,560	125,367
Allowance for doubtful accounts	-	(178)	(1,777)
	92,106	37,997	379,255
Total fixed assets	-	401,919	4,011,577
Total assets	¥1,284,412	¥1,139,165	$11,370,047

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	**2008**	**2008**
LIABILITIES			
Current liabilities:			
Notes and accounts payable, trade	¥118,815	**¥100,453**	**$1,002,630**
Short-term borrowings	37,498	**25,283**	**252,353**
Current portion of long-term debt	96,364	**73,047**	**729,087**
Accounts payable, other	107,969	**82,436**	**822,801**
Income taxes payable	7,578	**10,086**	**100,675**
Deferred income taxes	359	**289**	**2,892**
Accrued bonuses	16,950	**20,285**	**202,471**
Accrued bonuses to directors and statutory auditors	-	**154**	**1,544**
Accrued warranty costs	12,726	**11,240**	**112,189**
Accrued litigation and related expenses	4,816	**300**	**3,000**
Other current liabilities	73,050	**61,545**	**614,284**
Total current liabilities	476,125	**385,123**	**3,843,929**
Long-term liabilities:			
Long-term debt	270,046	**-**	**-**
Accrued pension and severance costs	25,556	**-**	**-**
Accrued recycle costs	738	**-**	**-**
Accrued warranty costs	1,496	**-**	**-**
Accrued litigation and related expenses	826	**-**	**-**
Deferred income taxes	1,978	**-**	**-**
Other long-term liabilities	13,312	**-**	**-**
Bonds	-	**100,000**	**998,103**
Long-term debt	-	**143,871**	**1,435,987**
Deferred income taxes	-	**7,488**	**74,745**
Accrued pension and severance costs	-	**14,532**	**145,046**
Accrued recycle costs	-	**948**	**9,468**
Accrued warranty costs	-	**830**	**8,284**
Accrued litigation and related expenses	-	**2,955**	**29,494**
Negative goodwill	-	**2,877**	**28,717**
Other long-term liabilities	-	**9,091**	**90,747**
Total long-term liabilities	313,952	**282,595**	**2,820,595**
Total liabilities	-	**667,718**	**6,664,525**
EQUITY			
Common stock Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	**-**	**-**
Additional paid-in capital	79,501	**-**	**-**
Retained earnings	313,946	**-**	**-**
Treasury stock, at cost 2007 - 1,595 shares	(6)	**-**	**-**
Net unrealized gains on other securities	9,821	**-**	**-**
Net unrealized losses on derivative instruments	(35)	**-**	**-**
Translation adjustments	13,886	**-**	**-**
Minority interest in subsidiaries	24,018	**-**	**-**
Total equity	494,335	**-**	**-**

NET ASSETS

Shareholders' equity:			
Common stock			
Authorized - 607,458,368 shares,			
Issued - 196,364,592 shares	-	**53,204**	**531,031**
Additional paid-in capital	-	**79,500**	**793,501**
Retained earnings	-	**326,719**	**3,260,998**
Treasury stock, at cost			
2008 - 2,251 shares	-	**(7)**	**(73)**
Total shareholders' equity	-	**459,417**	**4,585,457**
Valuation, translation differences and other:			
Net unrealized gains on other securities	-	**3,859**	**38,521**
Net unrealized gains on derivative instruments	-	**156**	**1,563**
Translation adjustments	-	**(16,227)**	**(161,969)**
Total valuation, translation differences and other	-	**(12,211)**	**(121,885)**
Minority interest in subsidiaries	-	**24,240**	**241,949**
Total net assets	-	**471,446**	**4,705,522**
Total liabilities and equity	¥1,284,412	-	-
Total liabilities and net assets	-	**¥1,139,165**	**$11,370,047**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Net sales	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,853
Cost of sales	1,194,781	1,059,259	979,391	9,775,345
Gross profit	354,787	356,773	368,449	3,677,508
Selling, general and administrative expenses:				
Salaries and wages	78,381	79,582	-	-
Advertising	31,643	26,215	-	-
Sales promotion	31,538	27,476	-	-
Research and development costs	44,570	43,054	-	-
Shipping costs	21,537	20,607	-	-
Provision for doubtful accounts	66	409	-	-
Other	121,294	109,087	-	-
Selling, general and administrative expenses	-	-	310,871	3,102,822
	329,029	306,430	310,871	3,102,822
Operating income	25,758	50,343	57,577	574,686
Other income:				
Interest and dividend income	3,751	5,998	-	-
Net gain on foreign exchange	425	-	-	-
Rental income	1,469	1,620	-	-
Gain on change in interest due to business combination	12,424	-	-	-
Other	6,752	11,313	-	-
	24,821	18,931	-	-
Other expenses:				
Interest expenses	6,730	6,631	-	-
Net loss on foreign exchange	-	7,191	-	-
Loss on disposal of fixed assets	2,331	4,451	-	-
Impairment losses	1,951	866	-	-
Reorganization costs	45,532	41,165	-	-
Provision for litigation and related expenses	8,540	1,129	-	-
Other	5,542	4,365	-	-
	70,626	65,798	-	-
Other income:				
Interest income	-	-	6,498	64,856
Dividends income	-	-	4,338	43,297
Rental income	-	-	1,229	12,275
Other	-	-	4,902	48,928
	-	-	16,968	169,358
Other expenses:				
Interest expenses	-	-	6,406	63,947
Net loss on foreign exchange	-	-	2,667	26,627
Other	-	-	2,208	22,039
	-	-	11,282	112,614
Ordinary income	-	-	63,263	631,430
Special gains:				
Gain on sales of investment securities	-	-	2,006	20,031
Reversal of accrued litigation and related expenses	-	-	2,392	23,883
Other	-	-	1,661	16,586
	-	-	6,061	60,501

Special losses:				
Loss on disposal of fixed assets	-	-	**1,972**	**19,688**
Impairment losses	-	-	**10,783**	**107,630**
Other	-	-	**4,523**	**45,144**
	-	-	**17,279**	**172,464**
Income (loss) before income taxes and minority interest	(20,047)	3,476	**52,045**	**519,467**
Income taxes:				
Current	16,564	10,784	**14,341**	**143,146**
Deferred	(7,377)	6,837	**15,881**	**158,514**
	9,187	17,621	**30,223**	**301,660**
Income (loss) before minority interest	(29,234)	(14,145)	**21,822**	**217,806**
Minority interest in subsidiaries	(11,317)	(7,051)	**2,728**	**27,232**
Net income (loss)	¥(17,917)	¥(7,094)	**¥19,093**	**$190,574**

	Yen			U.S. dollars
Per share:				
Net income (loss)	¥(91.24)	¥(36.13)	**¥97.24**	**$0.97**
Cash dividends	¥29.00	¥32.00	**¥32.00**	**$0.32**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2007	2008	2008
Net sales	¥341,934	¥310,569	$3,099,807
Cost of sales	257,223	226,096	2,256,677
Gross profit	84,711	84,473	843,130
Selling, general and administrative expenses:			
Salaries and wages	19,940	-	-
Advertising	6,784	-	-
Sales promotion	8,461	-	-
Research and development costs	11,246	-	-
Shipping costs	5,120	-	-
Provision for doubtful accounts	(479)	-	-
Other	29,621	-	-
Selling, general and administrative expenses	-	82,606	824,494
	80,693	82,606	824,494
Operating income	4,018	1,867	18,636
Other income:			
Interest and dividend income	2,018	-	-
Other	4,751	-	-
	6,769	-	-
Other expenses:			
Interest expenses	1,935	-	-
Net loss on foreign exchange	1,586	-	-
Loss on disposal of fixed assets	1,038	-	-
Impairment losses	349	-	-
Reorganization costs	39,161	-	-
Other	3,338	-	-
	47,407	-	-
Other income:			
Interest income	-	1,717	17,143
Dividends income	-	59	598
Net gain on foreign exchange	-	255	2,551
Other	-	1,611	16,085
	-	3,644	36,378
Other expenses:			
Interest expenses	-	1,816	18,129
Other	-	698	6,976
	-	2,515	25,105
Ordinary income	-	2,996	29,909
Special gains:			
Gain on sales of investment securities	-	1,719	17,160
Reversal of accrued litigation and related expenses	-	2,392	23,883
Other	-	804	8,032
	-	4,916	49,075
Special losses:			
Loss on disposal of fixed assets	-	596	5,953
Impairment losses	-	7,064	70,509
Other	-	2,985	29,797
	-	10,646	106,260
Loss before income taxes and minority interest	(36,620)	(2,732)	(27,275)
Income taxes	(16,422)	195	1,953

Loss before minority interest	(20,198)	(2,927)	(29,228)
Minority interest in subsidiaries	837	213	2,135
Net loss	¥(21,035)	¥(3,142)	$(31,364)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity

Year ended March 31:

		Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Minority interest in subsidiaries	Total equity
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥(3)	¥3,743	¥-	¥(14,519)	¥-	¥472,870
Net loss	-	-	-	(17,917)	-	-	-	-	-	(17,917)
Cash dividends	-	-	-	(5,695)	-	-	-	-	-	(5,695)
Decrease due to affiliates excluded under the equity method	-	-	-	(8)	-	-	-	-	-	(8)
Net unrealized gains on other securities	-	-	-	-	-	6,824	-	-	-	6,824
Translation adjustments	-	-	-	-	-	-	-	18,448	-	18,448
Changes in treasury stock	-	-	-	-	(2)	-	-	-	-	(2)
Balance at March 31, 2006	196,364,592	53,204	79,501	327,324	(5)	10,567	-	3,929	-	474,520
Reclassified balance at March 31, 2006	-	-	-	-	-	-	-	-	31,705	31,705
Net loss	-	-	-	(7,094)	-	-	-	-	-	(7,094)
Cash dividends	-	-	-	(6,284)	-	-	-	-	-	(6,284)
Changes in treasury stock	-	-	-	-	(1)	-	-	-	-	(1)
Other, net	-	-	-	-	-	(746)	(35)	9,957	(7,687)	1,489
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥(6)	¥9,821	¥(35)	¥13,886	¥24,018	¥494,335

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

Year ended March 31:

	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized gains on other securities	Net unrealized gains (losses) on derivative instruments	Translation adjustments	Total valuation, translation differences and other	Minority interest in subsidiaries	Total net assets
		Millions of yen										
		Shareholders' equity					Valuation, translation differences and other					
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥(6)	¥446,645	¥9,821	¥(35)	¥13,886	¥23,672	¥24,018	¥494,335
Reclassified amount at March 31, 2007	-	-	(1)	(1)	-	(1)	(1)	(1)	1	-	-	(1)
Net income	-	-	-	19,093	-	19,093	-	-	-	-	-	19,093
Cash dividends	-	-	-	(6,283)	-	(6,283)	-	-	-	-	-	(6,283)
Decrease due to unification of accounting policies applied to foreign subsidiaries	-	-	-	(36)	-	(36)	-	-	-	-	-	(36)
Changes in treasury stock	-	-	-	-	(1)	(1)	-	-	-	-	-	(1)
Other, net	-	-	-	-	-	-	(5,961)	192	(30,114)	(35,883)	222	(35,661)
Balance at March 31, 2008	196,364,592	¥53,204	¥79,500	¥326,719	¥(7)	¥459,417	¥3,859	¥156	¥(16,227)	¥(12,211)	¥24,240	¥471,446

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized gains on other securities	Net unrealized gains (losses) on derivative instruments	Translation adjustments	Total valuation, translation differences and other	Minority interest in subsidiaries	Total net assets
	Thousands of U.S. dollars										
	Shareholders' equity					Valuation, translation differences and other					
Balance at March 31, 2007	$531,031	$793,501	$3,133,503	$(55)	$4,457,981	$98,020	$(353)	$138,605	$236,273	$239,728	$4,933,983
Net income	-	-	190,574	-	190,574	-	-	-	-	-	190,574
Cash dividends	-	-	(62,716)	-	(62,716)	-	-	-	-	-	(62,716)
Decrease due to unification of accounting policies applied to foreign subsidiaries	-	-	(362)	-	(362)	-	-	-	-	-	(362)
Changes in treasury stock	-	-	-	(18)	(18)	-	-	-	-	-	(18)
Other, net	-	-	-	-	-	(59,499)	1,916	(300,575)	(358,158)	2,221	(355,937)
Balance at March 31, 2008	$531,031	$793,501	$3,260,998	$(73)	$4,585,457	$38,521	$1,563	$(161,969)	$(121,885)	$241,949	$4,705,522

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Cash flows from operating activities:				
Net loss	¥(17,917)	¥(7,094)	¥-	$-
Adjustments to reconcile net loss to net cash provided by operating activities -				
Depreciation and amortization	109,662	88,830	-	-
Reorganization costs	45,532	41,068	-	-
Accrual for net pension and severance costs, less payments	9,917	(5,102)	-	-
Net loss on sales and disposal of fixed assets	2,250	3,363	-	-
Gain on change in interest due to business combination	(12,424)	-	-	-
Equity in net gains under the equity method	(168)	(138)	-	-
Deferred income taxes	(7,377)	6,837	-	-
Decrease in allowance for doubtful accounts	(537)	(355)	-	-
Provision for litigation and related expenses	8,540	1,129	-	-
Decrease in notes and accounts receivable, trade	23,987	29,897	-	-
(Increase) decrease in inventories	(1,695)	21,281	-	-
Decrease in notes and accounts payable, trade	(20,526)	(10,864)	-	-
Decrease in accrued income taxes	(1,932)	(2,990)	-	-
Other	(19,815)	(5,633)	-	-
Income before income taxes and minority interest	-	-	**52,045**	**519,467**
Adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities -				
Depreciation and amortization	-	-	**79,209**	**790,588**
Impairment losses	-	-	**10,783**	**107,630**
Equity in net gains under the equity method	-	-	**(104)**	**(1,047)**
Amortization of goodwill	-	-	**(1,254)**	**(12,521)**
Decrease in allowance for doubtful accounts	-	-	**(462)**	**(4,612)**
Increase in accrued bonuses	-	-	**3,526**	**35,200**
Decrease in accrued warranty costs	-	-	**(1,604)**	**(16,016)**
Accrual for net pension and severance costs, less payments	-	-	**(10,872)**	**(108,518)**
Interest and dividend income	-	-	**(10,836)**	**(108,154)**
Interest expenses	-	-	**6,406**	**63,947**
Foreign exchange losses	-	-	**559**	**5,583**
Net gain on sales of fixed assets	-	-	**(474)**	**(4,738)**
Loss on disposal of fixed assets	-	-	**2,593**	**25,890**
Net gain on sales of investment securities	-	-	**(2,010)**	**(20,067)**
Decrease in notes and accounts receivable, trade	-	-	**33,520**	**334,566**
Decrease in inventories	-	-	**6,357**	**63,457**
Decrease in consumption tax payable	-	-	**(1,504)**	**(15,014)**
Decrease in notes and accounts payable, trade	-	-	**(30,734)**	**(306,762)**
Other	-	-	**(15,849)**	**(158,194)**
Subtotal	-	-	**119,294**	**1,190,685**
Interest and dividend received	-	-	**11,956**	**119,336**
Interest paid	-	-	**(6,179)**	**(61,675)**
Income taxes paid	-	-	**(13,011)**	**(129,868)**
Net cash provided by operating activities	117,497	160,229	**112,060**	**1,118,478**
Cash flows from investing activities:				
Decrease in time deposits	-	-	**716**	**7,152**
Payments for purchases of short-term investments	-	-	**(16)**	**(165)**
Proceeds from maturities of short-term investments	1,000	2,000	-	-
Payments for purchases of investment securities	-	-	**(892)**	**(8,905)**
Proceeds from sales of investment securities	-	-	**12,069**	**120,462**

Proceeds from maturities of investment securities	-	-	**8,000**	**79,848**
Payments for purchases of property, plant and equipment	(96,099)	(67,803)	**(66,462)**	**(663,369)**
Proceeds from sales of property, plant and equipment	1,315	7,317	**1,153**	**11,516**
Payments for purchases of intangible assets	(9,272)	(11,513)	**(6,143)**	**(61,320)**
Proceeds from sales of intangible assets	-	-	**3**	**31**
Payments of long-term prepaid expenses	(3,296)	(945)	**(175)**	**(1,755)**
Payments for acquisition of additional stock of an affiliate	-	(3,306)	**-**	**-**
Payments for purchases of subsidiaries' stock	(1,034)	(2,000)	**(336)**	**(3,356)**
Proceeds from sales of subsidiary's stock	-	-	**146**	**1,463**
Proceeds from business combination, net of payment	12,204	-	**-**	**-**
Other	(84)	(169)	**1,167**	**11,655**
Net cash used in investing activities	(95,266)	(76,419)	**(50,770)**	**(506,742)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	18,471	(12,657)	**(12,955)**	**(129,313)**
Proceeds from long-term debt	116,300	120,880	**32,781**	**327,190**
Repayments of long-term debt	(111,786)	(131,119)	**(102,251)**	**(1,020,575)**
Proceeds from issuance of bonds	-	-	**20,000**	**199,620**
Proceeds from issuance of subsidiaries' stock	2,674	-	**-**	**-**
Payments for purchases of treasury stock	-	-	**(1)**	**(18)**
Cash dividends	(5,694)	(6,284)	**(6,283)**	**(62,718)**
Cash dividends paid to minority shareholders	-	-	**(1,426)**	**(14,241)**
Other	(842)	(970)	**(524)**	**(5,236)**
Net cash provided by (used in) financing activities	19,123	(30,150)	**(70,663)**	**(705,292)**
Effect of exchange rate fluctuations on cash and cash equivalents	3,687	1,099	**(9,085)**	**(90,680)**
Net increase (decrease) in cash and cash equivalents	45,041	54,759	**(18,458)**	**(184,237)**
Cash and cash equivalents at the beginning of the year	234,904	280,114	**334,873**	**3,342,380**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	169	-	**-**	**-**
Cash and cash equivalents at the end of the year	¥280,114	¥334,873	**¥316,414**	**$3,158,143**
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for -				
Interest and dividend received	¥3,794	¥5,983		
Interest paid	¥(6,678)	¥(6,417)		
Income taxes paid	¥(18,496)	¥(13,774)		

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2007	**2008**	**2008**
Cash flows from operating activities:			
Net loss	¥(21,035)	**¥-**	**$-**
Adjustments to reconcile net loss to net cash provided by operating activities -			
Depreciation and amortization	23,355	**-**	**-**
Reorganization costs	39,155	**-**	**-**
Accrual for net pension and severance costs, less payments	(2,197)	**-**	**-**
Net loss on sales and disposal of fixed assets	538	**-**	**-**
Equity in net gains under the equity method	(17)	**-**	**-**
Deferred income taxes	(8,453)	**-**	**-**
Decrease in allowance for doubtful accounts	(889)	**-**	**-**
Provision for litigation and related expenses	1,129	**-**	**-**
Decrease in notes and accounts receivable, trade	43,673	**-**	**-**
Decrease in inventories	22,621	**-**	**-**
Decrease in notes and accounts payable, trade	(9,560)	**-**	**-**
Decrease in accrued income taxes	(11,704)	**-**	**-**
Other	(7,175)	**-**	**-**
Loss before income taxes and minority interest	-	**(2,732)**	**(27,275)**
Adjustments to reconcile loss before income taxes and minority interest to net cash provided by operating activities -			
Depreciation and amortization	-	**20,446**	**204,076**
Impairment losses	-	**7,064**	**70,509**
Equity in net losses under the equity method	-	**7**	**77**
Amortization of goodwill	-	**(314)**	**(3,135)**
Decrease in allowance for doubtful accounts	-	**(352)**	**(3,518)**
Increase in accrued bonuses	-	**10,927**	**109,066**
Decrease in accrued warranty costs	-	**(605)**	**(6,046)**
Accrual for net pension and severance costs, less payments	-	**(2,722)**	**(27,174)**
Interest and dividend income	-	**(1,777)**	**(17,741)**
Interest expenses	-	**1,816**	**18,129**
Foreign exchange losses	-	**707**	**7,063**
Net gain on sales of fixed assets	-	**(310)**	**(3,096)**
Loss on disposal of fixed assets	-	**892**	**8,906**
Net gain on sales of investment securities	-	**(1,719)**	**(17,160)**
Decrease in notes and accounts receivable, trade	-	**63,608**	**634,875**
Decrease in inventories	-	**7,141**	**71,274**
Decrease in consumption tax payable	-	**(2,009)**	**(20,059)**
Decrease in notes and accounts payable, trade	-	**(41,650)**	**(415,719)**
Other	-	**(4,450)**	**(44,419)**
Subtotal	-	**53,965**	**538,633**
Interest and dividend income received	-	**2,293**	**22,890**
Interest paid	-	**(1,862)**	**(18,592)**
Income taxes paid	-	**(5,156)**	**(51,466)**
Net cash provided by operating activities	69,441	**49,239**	**491,463**
Cash flows from investing activities:			
Increase in time deposits	-	**(234)**	**(2,343)**
Payments for purchases of investment securities	-	**(61)**	**(613)**
Proceeds from sales of investment securities	-	**11,719**	**116,972**
Proceeds from maturities of investment securities	-	**3,000**	**29,943**
Payments for purchases of property, plant and equipment	(16,830)	**(14,674)**	**(146,469)**
Proceeds from sales of property, plant and equipment	6,433	**510**	**5,098**

Payments for purchases of intangible assets	(1,474)	(1,637)	(16,340)
Proceeds from sales of intangible assets	-	1	17
Payments of long-term prepaid expenses	(93)	(51)	(512)
Other	129	340	3,401
Net cash used in investing activities	(11,835)	(1,086)	(10,845)
Cash flows from financing activities:			
Decrease in short-term borrowings	(13,968)	(2,675)	(26,705)
Proceeds from long-term debt	90,880	12,281	122,579
Repayments of long-term debt	(78,422)	(31,613)	(315,538)
Payments for purchases of treasury stock	-	(0)	(3)
Cash dividends paid to minority shareholders	-	(2)	(23)
Other	(177)	(119)	(1,193)
Net cash used in financing activities	(1,687)	(22,130)	(220,884)
Effect of exchange rate fluctuations on cash and cash equivalents	(636)	(9,222)	(92,052)
Net increase in cash and cash equivalents	55,283	16,799	167,681
Cash and cash equivalents at the beginning of the period	279,590	299,614	2,990,462
Cash and cash equivalents at the end of the period	¥334,873	¥316,414	$3,158,143

Supplemental disclosures of cash flow information:	
Cash received and paid during the period for -	
Interest and dividend received	¥1,973
Interest paid	¥(1,903)
Income taxes paid	¥(3,735)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Certain information regarding certain notes such as "Investments in debt and equity securities" and "Derivative instruments" has not been disclosed herein since such information was insignificant to the consolidated results.

1. Basis of presenting consolidated financial statements

(1) Nature of operations

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan.

Prior to April 1, 2007, the Company used the financial statements prepared by its foreign subsidiaries in conformity with accounting principles generally accepted in their respective countries of domicile for the consolidation process.

On May 17, 2006, the Accounting Standards Board of Japan (ASBJ) issued Practical Issues Task Force No. 18 - "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements". Effective April 1, 2007, Epson has elected to early adopt the new accounting standards.

For the presentation of consolidated financial statements, the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should be unified, in principle. However, prior to April 1, 2007, the accounting policies applied to a parent company and those of foreign subsidiaries were tentatively not required to be uniform. This rule applied unless the accounting policies of foreign subsidiaries were acknowledged as unreasonable. Under the new accounting standards, financial statements prepared by foreign subsidiaries in accordance with International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In addition, some items should be adjusted in the consolidation process so that net income is accurately accounted for, unless they are not material.

The adoption of the new accounting standards did not have a material effect on the Company's and its consolidated subsidiaries' and affiliates' results of operations and financial position for the year ended

March 31, 2008.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

The accompanying consolidated financial statements formed before the year ended March 31, 2007 incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include certain information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, neither of the reclassifications nor rearrangements had a material effect on the financial statements. The accompanying consolidated financial statements for the year ended March 31, 2008 and the three months then ended are presented without those reclassifications and rearrangements.

The amounts in the accompanying consolidated financial statements and the notes thereto for periods prior to April 1, 2007 are rounded off. However, amounts in the accompanying consolidated financial statements and the notes thereto for periods from or subsequent to April 1, 2007 are rounded down.

2. Number of group companies

As of March 31, 2008, the Company had 100 consolidated subsidiaries. It has applied the equity method in respect to two unconsolidated subsidiaries and four affiliates.

3. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts, along with unrealized inter-company profits, are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

The difference between the cost and the underlying net assets of investments in subsidiaries is recognized as "goodwill" and is included in intangible assets account (if the cost is in excess) or in other long-term liabilities account (if the underlying net asset is in excess). Goodwill is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as translation adjustments and minority interest in subsidiaries.

(3) Cash and cash equivalents

Cash and cash equivalents included in the consolidated financial statements comprise cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments

(a) Investments in debt and equity securities

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, or 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair values in the consolidated balance sheets. Changes in unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of equity/net assets, net of taxes. Other securities for which market quotations are unavailable are stated at cost, primarily based on

the moving-average cost method. Other-than-temporary declines in the value of other securities are reflected in current income.

(b) Derivative instruments

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period.

On December 9, 2005, the ASBJ issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria were met, such gains and losses arising from changes in fair value would be deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of equity/net assets, net of taxes.

For interest rate swaps, if certain hedging criteria are met, they are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted-average cost method.

(6) Property, plant and equipment

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the

straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and from two to eleven years for machinery and equipment.

Prior to April 1, 2007, depreciation of property, plant and equipment (excluding buildings acquired on or after April 1, 1998) for the Company and its Japanese subsidiaries was mainly computed based on the declining-balance method, assuming a residual value is 10 % of acquisition cost.

In line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. The method requires that property, plant and equipment be depreciated to ¥1 ($0.01) (memorandum value) at the end of their useful lives. As a result of the adoption of the new method, operating income and income before income taxes and minority interest for the year ended March 31, 2008 decreased by ¥2,557 million ($25,530 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Furthermore, in line with the fiscal year 2007 Japanese tax reforms, property, plant and equipment that were acquired before April 1, 2007, and that have been depreciated to the final depreciable limit (5% of acquisition costs), are to be depreciated to ¥1 ($0.01) over a period of five years commencing from the start of the year following the year in which they have been fully depreciated to their respective depreciable limits using the straight-line method. As a result of the additional depreciation, operating income and income before income taxes and minority interest for the year ended March 31, 2008 decreased by ¥2,409 million ($24,045 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(7) Intangible assets

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered to be impaired, an impairment charge is recorded for the excess of the carrying value of the long-lived asset over its recoverable amount.

(9) Accrued bonuses

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to its employees after the fiscal year-end for the services provided up to the balance sheet dates.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which the Company is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting held subsequent to the fiscal year-end.

(10) Accrued warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses

Accrued litigation and related expenses are mainly provided for the estimated future compensation payment and litigation expenses.

(12) Income taxes

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company applies the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and the fair value of plan assets. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year-end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which were primarily defined contribution plans.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who were not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, the plan was terminated and the benefits granted prior to the termination date were included in other long-term liabilities account.

(14) Accrued recycle costs

At the time of sale, accrued recycle costs are provided for the estimated future returns of consumer personal computers.

(15) Presentation of equity/net assets and consolidated statements of changes in equity/net assets

On December 9, 2005, the ASBJ issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Under these new accounting standards, certain items, which were previously presented as assets or liabilities, are now presented as components of equity/net assets. Such items include minority interest in subsidiaries and any unrealized gains or losses on derivative instruments.

On December 27, 2005, the ASBJ issued another Accounting Standard - ASBJ Statement No. 6 "Accounting Standard for Statement of Changes in Net Assets" and its Implementation Guidance - ASBJ Guidance No. 9 "Guidance on Accounting Standard for Statement of Changes in Net Assets". Effective as of April 1, 2006, Epson has adopted these new accounting standards. The consolidated statements of changes in shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under these new accounting standards and has been renamed "Consolidated Statements of Changes in Equity/Net Assets" from the year beginning April 1, 2006.

(16) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is

recognized when services are rendered and accepted by customers.

(17) Research and development costs

Research and development costs are expensed as incurred.

(18) Leases

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation/amortization and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(19) Net income per share

Net income per share is computed based on the weighted-average number of common shares outstanding during each fiscal period.

(20) Dividends

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(21) Reclassifications

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2008.

Consolidated balance sheets

Certificate of deposit which had been included in cash and cash equivalents account in the prior fiscal years has been accounted for short-term investments account starting from the current fiscal year in accordance with Accounting Committee Report No.14 - "Practical Guidance of Accounting for Financial Instruments" amended by the Japanese Institute of Certified Public Accountants on July 4, 2007.

The balances of certificate of deposit as of March 31, 2007 and March 31, 2008 were ¥141,200 million and ¥127,072 million ($1,268,312 thousand), respectively.

4. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥100.19 = U.S.$1, the rate of exchange prevailing at March 31, 2008, has been used.

5. Acquisitions

Detail of the acquisitions is not disclosed herein since it is insignificant to the consolidated results.

6. Notes receivable and notes payable maturing at fiscal year-end

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2007 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled and were included in the ending balance of notes and accounts receivable, trade account and notes and accounts payable, trade account as follows:

	Millions of yen
Notes receivable	¥272
Notes payable	463

7. Inventories

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2007 and 2008 were ¥13,960 million and ¥11,258 million ($112,370 thousand), respectively.

8. Investments in debt and equity securities

Epson classifies all investments in debt and equity securities in either held-to-maturity debt securities or other securities.

Detail of the aggregate cost, market value (carrying value) and net unrealized gains is not disclosed herein since it is insignificant to the consolidated results.

The amount of investments in unconsolidated subsidiaries and affiliates, which was included in investment securities account at March 31, 2008, was ¥2,342 million ($23,380 thousand).

9. Derivative instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson's management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the forward exchange committee (which comprises representatives of Epson's management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Transactions are executed and managed by the responsible section in the financial department and reported to the general manager.

Detail of the contract amounts and fair values of derivatives is not disclosed herein since it is insignificant to the consolidated results.

10. Credit agreements

As at March 31, 2008, the Company had line-of-credit agreements with twenty-eight financial institutions for an aggregate maximum amount of ¥80,000 million ($798,482 thousand). As at March 31, 2008, there were unused lines of credit of ¥50,000 million ($499,051 thousand) outstanding and available.

11. Goodwill

Epson had goodwill and negative goodwill as at March 31, 2007 and 2008. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Goodwill	¥256	¥423	$4,225
Negative goodwill	4,621	3,300	32,943

12. Pension and severance costs

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering the majority of their employees.

Some of the Company's Japanese subsidiaries maintain tax qualified pension plans that are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of these plans at March 31, 2007 and 2008 was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Projected benefit obligations	¥218,077	¥218,019	$2,176,057
Plan assets at fair value	203,930	194,592	1,942,238
Unfunded status	14,147	23,426	233,819
Unrecognized items:			
Prior service cost reduction from plan amendment	6,449	1,343	13,405
Actuarial gains (losses)	3,600	(11,623)	(116,015)
Accrued pension and severance costs - net	24,196	13,145	131,210
Prepaid pension cost	1,360	1,386	13,836
Accrued pension and severance costs	¥25,556	¥14,532	$145,046

The composition of net pension and severance costs for the years ended March 31, 2006, 2007 and 2008 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Service cost	¥7,889	¥7,376	¥8,173	$81,578
Interest cost	4,862	5,415	5,613	56,032
Expected return on plan assets	(5,079)	(6,050)	(6,271)	(62,592)
Amortization and expenses:				
Prior service costs	(2,733)	(2,619)	(2,340)	(23,357)
Actuarial losses	8,382	3,119	175	1,750
Net pension and severance costs	13,321	7,241	5,351	53,411
Contribution to defined contribution pension plan	2,976	3,258	3,299	32,929
	¥16,297	¥10,499	¥8,650	$86,340

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2006, 2007 and 2008 were primarily as follows:

	Year ended March 31		
	2006	2007	2008
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.0	3.0	3.0

13. Equity/Net assets

The Japanese Corporation Law, which came into effect on May 1, 2006, provides that an amount equal to 10% of dividends shall be distributed as additional paid-in capital or legal reserve on the date of distribution until an aggregated amount of additional paid-in capital and legal reserve equals 25% of common stock. The Commercial Code of Japan, which was in effect before the Japanese Corporation Law, provided that at least 10% of appropriations of retained earnings that were paid in cash shall be appropriated as legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equaled 25% of common stock.

The Japanese Corporation Law stipulates requirements on distributions of retained earnings similar to those of the Commercial Code of Japan. Under the Japanese Corporation Law, such distributions can be made at any time by resolution of the shareholders, or by the board of directors if certain conditions are met.

Under the Japanese Corporation Law, the distributions of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such distributions are recorded at the time of resolution.

The amounts of year-end cash dividends per share and interim cash dividends per share, which the

Company paid to the shareholders of record as at the respective period-ends during the years ended March 31, 2006, 2007 and 2008, were as follows:

	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
Cash dividends per share	2006	2007	2008	2008
Year-end	¥13.00	¥16.00	¥16.00	$0.16
Interim	16.00	16.00	16.00	0.16
Total	¥29.00	¥32.00	¥32.00	$0.32

The effective dates of the distribution for year-end and interim cash dividends, which were paid during the year ended March 31, 2007, were June 26, 2006 and November 30, 2006, respectively. The effective dates of the distribution for year-end and interim cash dividends, which were paid during the year ended March 31, 2008, were June 27, 2007 and December 5, 2007, respectively.

The proposed cash dividends of retained earnings of the Company for the year ended March 31, 2008 approved at the general shareholders' meeting, which will be held on June 25, 2008, is as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥3,141	$31,358
	Yen	U.S. dollars
Cash dividends per share	¥16.00	$0.16

The effective date of the distribution will be June 26, 2008.

14. Net income (loss) per share

Calculation of net income (loss) per share for the years ended March 31, 2006, 2007 and 2008 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Net income (loss) attributable to common shares	¥(17,917)	¥(7,094)	¥19,093	$190,574
	Thousands of shares			
Weighted-average number of common shares outstanding	196,364	196,363	196,362	
	Yen			U.S. dollars
Net income (loss) per share	¥(91.24)	¥(36.13)	¥97.24	$0.97

Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the years ended March 31, 2006 and 2007. Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the year ended March 31, 2008.

15. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 40.4 % for each of the years ended March 31, 2006, 2007 and 2008.

The significant components of deferred tax assets and liabilities at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥32,302	¥26,682	$266,319
Net operating tax loss carry-forwards	4,871	18,262	182,281
Inter-company profits on inventories and write downs	9,212	8,776	87,595
Accrued bonuses	5,495	7,358	73,443
Devaluation of investment securities	4,914	5,072	50,626
Accrued pension and severance costs	8,591	4,455	44,469
Accrued warranty costs	4,352	3,510	35,037
Accrued litigation and related expenses	3,637	1,320	13,184
One-time depreciation for assets	-	1,224	12,223
Others	21,699	19,240	192,038
Gross deferred tax assets	95,073	95,903	957,219
Less: valuation allowance	(19,231)	(29,492)	(294,369)
Total deferred tax assets	75,842	66,410	662,849
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(26,751)	(32,478)	(324,172)
Net unrealized gains on land held by a subsidiary	(2,613)	(2,613)	(26,083)
Net unrealized gains on other securities	(5,347)	(1,510)	(15,074)
Reserve for special depreciation for tax purpose	(2,253)	(1,435)	(14,329)
Others	(1,529)	(1,778)	(17,754)
Gross deferred tax liabilities	(38,493)	(39,816)	(397,414)
Net deferred tax assets	¥37,349	¥26,593	$265,435

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future.

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of operations were reconciled as follows:

	Year ended March 31		
	2006	2007	2008
Statutory income tax rate	40.4%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(95.8)	365.0	15.2
Entertainment expenses, etc. permanently non-tax deductible	-	-	1.9
Changes in income tax rate of foreign subsidiaries	-	-	1.2
Unrecognized tax benefit for inter-company profit elimination	(20.1)	225.4	-
Impairment of goodwill	-	(43.1)	-
Tax for the prior period	4.4	(16.2)	-
Gain on change in interest due to business combination	24.8	-	-
Other	0.5	(64.5)	(0.6)
Income tax rate per statements of operations	(45.8%)	507.0%	58.1%

16. Selling, general and administrative expenses

The significant components of selling, general and administrative expenses for the year ended March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31, 2008	Year ended March 31, 2008
Salaries and wages	¥83,615	$834,571
Advertising	26,263	262,140
Sales promotion	27,666	276,135
Research and development costs	43,263	431,814
Shipping costs	19,987	199,500
Provision for doubtful accounts	267	2,673
Other	109,806	1,095,986
Total	¥310,871	$3,102,822

17. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥92,939 million, ¥84,690 million and ¥82,870 million ($827,131 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

18. Reorganization costs

The reorganization costs for the year ended March 31, 2006 mainly comprised a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

The reorganization costs for the year ended March 31, 2007 mainly comprised impairment losses, which were associated with certain business assets whose utility value declined as a result of structural reforms accompanying strategic changes in the display business, and a reorganization of production sites.

19. Impairment losses

Epson's business assets are generally grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Assets planned to be sold and idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets. The net book value of a business asset was reduced to its recoverable amount when there was substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in utilization plan. The carrying value of assets planned to be sold and idle assets is reduced to its recoverable amount when their net selling prices are substantially lower than their carrying values.

For the year ended March 31, 2006, Epson impaired LCD production equipment, semiconductor production equipment, and other. A reduction in value of ¥34,303 million was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥14,914 million for buildings and structures, ¥10,090 million for machinery and equipment, ¥1,301 million for furniture and fixtures, ¥542 million for intangible assets, and ¥7,102 million for long-term prepaid expenses.

For the year ended March 31, 2007, Epson impaired LCD production equipment and other. A reduction in value of ¥41,733 million was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥12,672 million for buildings and structures, ¥10,670 million for machinery and equipment, ¥3,785 million for furniture and fixtures, ¥2,772 million for goodwill, and ¥8,977 million for future lease payments.

For the year ended March 31, 2008, Epson incurred impairment losses on its liquid crystal panel production equipment, production equipment planned for consolidation and idle assets. The carrying value of these assets was reduced to its recoverable amount. A reduction in value of ¥10,783 million ($107,630 thousand) was recognized in impairment losses account. The reduction mainly comprised ¥5,023 million ($50,140 thousand) for buildings and structures, ¥4,144 million ($41,369 thousand) for machinery and equipment, ¥823 million ($8,222 thousand) for furniture and fixtures, and ¥591 million ($5,907 thousand) for land.

The recoverable amounts of impaired business assets were calculated on the basis of the assets' value in use. The recoverable amounts of assets planned to be sold and idle assets were determined using their net selling prices, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying 5.5% and 6.3% discount rate to the assets' expected future cash flows for the years ended March 31, 2006 and 2007, respectively. The recoverable amounts are determined using their net selling prices,

which were assessed on the basis of reasonable estimates for the year ended March 31, 2008.

20. Cash flow information

Cash and cash equivalents at March 31, 2007 and 2008 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Cash and deposits	¥296,764	¥171,970	$1,716,448
Short-term investments	30,983	137,079	1,368,195
Short-term loans receivables	10,000	10,000	99,810
Subtotal	337,747	319,050	3,184,454
Less:			
Short-term borrowings (overdrafts)	(652)	(1,215)	(12,128)
Time deposits due over three months	(2,222)	(1,406)	(14,036)
Short-term investments due over three months	(-)	(14)	(146)
Cash and cash equivalents	¥334,873	¥316,414	$3,158,143

The Company obtained marketable securities, the fair value of which was ¥9,932 million and ¥9,606 million ($95,885 thousand) at March 31, 2007 and 2008, respectively, as deposit for the short-term loans receivables above.

21. Leases

As described in Note 3 (18), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2006, 2007 and 2008 amounted to ¥17,639 million, ¥16,232 million and ¥9,344 million ($93,267 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2007 and 2008 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2007	2008	2008
Acquisition cost:			
Buildings and structures	¥1,785	¥1,806	$18,029
Machinery and equipment	56,802	37,706	376,348
Furniture and fixtures	2,438	1,709	17,063
Intangible assets	273	111	1,111
	61,298	41,333	412,554
Less:			
Accumulated depreciation/amortization	(42,366)	(26,758)	(267,081)
Accumulated impairment loss	(9,024)	(8,311)	(82,953)
	(51,390)		
Net book value	¥9,908	¥6,263	$62,519

Depreciation/amortization expenses for these leased assets for the years ended March 31, 2006, 2007 and 2008 would have been ¥15,965 million, ¥14,637 million and ¥8,437 million ($84,212 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2006, 2007 and 2008 would have been ¥1,470 million, ¥920 million and ¥525 million ($5,241 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets in accordance with Japanese accounting standards, which was recorded in reorganization costs. The amount was ¥317 million, ¥8,977 million and ¥55 million ($549 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Future lease payments for capital leases at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2007	2008	2008
Due within one year	¥8,719	¥6,860	$68,473
Due after one year	11,134	4,770	47,614
Total	¥19,853	¥11,630	$116,088

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥8,989 million and ¥5,610 million ($55,997 thousand) as of March 31, 2007 and 2008, respectively. Lease payments for impaired capital lease assets in the years ended March 31, 2007 and 2008 were ¥188 million and ¥3,406 million ($34,001 thousand), respectively.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2007	2008	2008
Due within one year	¥5,307	¥4,949	$49,404
Due after one year	10,705	6,651	66,393
Total	¥16,012	¥11,601	$115,797

22. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2007 and 2008 were ¥2,447 million and ¥2,038 million ($20,346 thousand), respectively.

23. Related party transactions

Detail of related parties and transactions with them is not disclosed herein since it is insignificant to the consolidated results.

24. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, page printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2006, 2007 and 2008:

Year ended March 31:	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Information-related equipment:				
Net sales:				
Customers	¥973,690	¥913,476	¥900,443	$8,987,358
Inter-segment	2,753	2,854	2,527	25,225
Total	976,443	916,330	902,970	9,012,583
Operating expenses	931,422	832,094	819,696	8,181,420
Operating income	¥45,021	¥84,236	¥83,274	$831,163
Identifiable assets	¥384,114	¥376,770	¥344,619	$3,439,656
Depreciation and amortization	¥29,668	¥30,634	¥29,488	$294,327
Capital expenditures	¥32,395	¥38,652	¥28,002	$279,494
Electronic devices:				
Net sales:				
Customers	¥489,460	¥411,269	¥360,072	$3,593,897
Inter-segment	37,507	33,434	35,124	350,579
Total	526,967	444,703	395,197	3,944,477
Operating expenses	536,726	470,758	412,364	4,115,823
Operating loss	¥(9,759)	¥(26,055)	¥(17,167)	$(171,346)
Identifiable assets	¥414,100	¥356,309	¥308,313	$3,077,292
Depreciation and amortization	¥59,694	¥42,226	¥31,558	$314,983
Capital expenditures	¥60.560	¥33,025	¥21,987	$219,457
Precision products:				
Net sales:				
Customers	¥81,463	¥86,903	¥82,901	$827,443
Inter-segment	4,315	841	1,025	10,237
Total	85,778	87,744	83,927	837,680
Operating expenses	83,427	84,168	81,193	810,398
Operating income	¥2,351	¥3,576	¥2,733	$27,282
Identifiable assets	¥57,935	¥60,352	¥56,634	$565,271
Depreciation and amortization	¥4,146	¥3,513	¥3,820	$38,136
Capital expenditures	¥4,464	¥4,694	¥4,460	$44,520
Other:				
Net sales:				
Customers	¥4,955	¥4,384	¥4,423	$44,154
Inter-segment	28,022	25,926	24,700	246,538
Total	32,977	30,310	29,124	290,692
Operating expenses	45,757	42,466	40,586	405,097
Operating loss	¥(12,780)	¥(12,156)	¥(11,462)	$(114,405)
Identifiable assets	¥156,936	¥133,677	¥126,074	$1,258,350
Depreciation and amortization	¥15,797	¥13,230	¥14,336	$143,097
Capital expenditures	¥23,558	¥12,251	¥12,560	$125,362
Eliminations and corporate:				
Net sales	¥(72,597)	¥(63,055)	¥(63,378)	$(632,579)
Operating expenses	(73,522)	(63,797)	(63,577)	(634,571)
Operating income	¥925	¥742	¥199	$1,991
Identifiable assets	¥312,121	¥357,304	¥303,523	$3,029,477
Depreciation and amortization	¥-	¥-	¥4	$43
Capital expenditures	¥(2,694)	¥(11,074)	¥(2,018)	$(20,151)
Consolidated:				
Net sales	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,853
Operating expenses	1,523,810	1,365,689	1,290,263	12,878,167
Operating income	¥25,758	¥50,343	¥57,577	$574,686
Identifiable assets	¥1,325,206	¥1,284,412	¥1,139,165	$11,370,047
Depreciation and amortization	¥109,305	¥89,603	¥79,209	$790,588
Capital expenditures	¥118,283	¥77,548	¥64,991	$648,683

The amounts of corporate assets included in "Eliminations and corporate" were ¥327,855 million, ¥374,216 million and ¥322,689 million ($3,220,773 thousand) at March 31, 2006, 2007 and 2008, respectively, and mainly comprised cash and deposits, securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥426 million, ¥33,343 million, ¥416 million and ¥118 million, respectively.

For the year ended March 31, 2007, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥209 million, ¥41,038 million, ¥273 million and ¥213 million, respectively.

For the year ended March 31, 2008, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥788 million ($7,868 thousand), ¥9,634 million ($96,157 thousand), ¥56 million ($563 thousand) and ¥304 million ($3,041 thousand), respectively.

As described in Note 3 (6), in line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. As a result of the adoption of the new method, for the year ended March 31, 2008, operating income of information-related equipment segment, electronic devices segment, precision products segment and other decreased by ¥631 million ($6,306 thousand), ¥1,500 million ($14,975 thousand), ¥142 million ($1,419 thousand) and ¥283 million ($2,829 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The table below summarizes the business segment information of Epson for the three months ended March 31, 2007 and 2008:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2007	2008	2008
Information-related equipment:			
Net sales:			
Customers	¥227,265	¥211,623	$2,112,218
Inter-segment	1,125	819	8,184
Total	228,390	212,443	2,120,402
Operating expenses	208,954	200,366	1,999,868
Operating income	¥19,436	¥12,076	$120,534
Electronic devices:			
Net sales:			
Customers	¥94,451	¥79,716	$795,650
Inter-segment	6,063	7,852	78,378
Total	100,514	87,568	874,029
Operating expenses	112,515	94,238	940,598
Operating loss	¥(12,001)	¥(6,669)	$(66,569)
Precision products:			
Net sales:			
Customers	¥18,844	¥17,912	$178,788
Inter-segment	153	280	2,798
Total	18,997	18,193	181,586
Operating expenses	19,744	18,445	184,107
Operating loss	¥(747)	¥(252)	$(2,521)
Other:			
Net sales:			
Customers	¥1,374	¥1,317	$13,150
Inter-segment	6,569	6,954	69,416
Total	7,943	8,272	82,567
Operating expenses	10,769	11,439	114,180
Operating loss	¥(2,826)	¥(3,167)	$(31,613)
Eliminations and corporate:			
Net sales	¥(13,910)	(¥15,907)	$(158,777)
Operating expenses	(14,066)	(15,788)	(157,583)
Operating income (loss)	¥156	¥(119)	$(1,194)
Consolidated:			
Net sales	¥341,934	¥310,569	$3,099,807
Operating expenses	337,916	308,702	3,081,171
Operating income	¥4,018	¥1,867	$18,636

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2006, 2007 and 2008:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Japan:				
Net sales:				
Customers	¥742,093	¥640,727	¥600,489	$5,993,510
Inter-segment	565,438	602,431	592,102	5,909,791
Total	1,307,531	1,243,158	1,192,591	11,903,302
Operating expenses	1,323,858	1,208,070	1,172,147	11,699,243
Operating income (loss)	¥(16,327)	¥35,088	¥20,444	$204,058
Identifiable assets	¥791,482	¥703,822	¥637,716	$6,365,070
The Americas:				
Net sales:				
Customers	¥263,196	¥250,374	¥247,481	$2,470,125
Inter-segment	45,701	41,264	34,458	343,935
Total	308,897	291,638	281,940	2,814,060
Operating expenses	296,267	279,735	273,018	2,725,002
Operating income	¥12,630	¥11,903	¥8,922	$89,057
Identifiable assets	¥102,063	¥102,831	¥87,598	$874,328
Europe:				
Net sales:				
Customers	¥310,902	¥289,286	¥291,920	$2,913,668
Inter-segment	2,784	10,098	7,701	76,868
Total	313,686	299,384	299,621	2,990,536
Operating expenses	306,010	299,792	293,872	2,933,152
Operating income (loss)	¥7,676	¥(408)	¥5,749	$57,383
Identifiable assets	¥75,944	¥83,202	¥80,074	$799,225
Asia/Oceania:				
Net sales:				
Customers	¥233,377	¥235,645	¥207,949	$2,075,550
Inter-segment	606,268	551,842	543,954	5,429,232
Total	839,645	787,487	751,904	7,504,783
Operating expenses	814,220	766,293	729,442	7,280,589
Operating income	¥25,425	¥21,194	¥22,461	$224,193
Identifiable assets	¥231,201	¥232,618	¥206,456	$2,060,647
Eliminations and corporate:				
Net sales	¥(1,220,191)	¥(1,205,635)	¥(1,178,217)	$(11,759,828)
Operating expenses	(1,216,545)	(1,188,201)	(1,178,216)	(11,759,821)
Operating loss	¥(3,646)	¥(17,434)	¥(0)	$(7)
Identifiable assets	¥124,516	¥161,939	¥127,319	$1,270,776
Consolidated:				
Net sales	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,853
Operating expenses	1,523,810	1,365,689	1,290,263	12,878,167
Operating income	¥25,758	¥50,343	¥57,577	$574,686
Identifiable assets	¥1,325,206	¥1,284,412	¥1,139,165	$11,370,047

The amounts of corporate assets included in "Eliminations and corporate" were ¥327,855 million, ¥374,216 million and ¥322,689 million ($3,220,773 thousand) at March 31, 2006, 2007 and 2008, respectively, and mainly comprised cash and deposits, securities and short-term loans receivable.

As described in Note 3 (6), in line with the fiscal year 2007 Japanese tax reforms, effective April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of

property, plant and equipment (excluding buildings) acquired on or after April 1, 2007. As a result of the adoption of the new method, for the year ended March 31, 2007, operating income of Japan decreased by ¥2,557 million ($25,530 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The table below summarizes the geographic segment information of Epson for the three months ended March 31, 2007 and 2008:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2007	2008	2008
Japan:			
Net sales:			
Customers	¥148,216	¥139,185	$1,389,212
Inter-segment	132,252	125,874	1,256,352
Total	280,468	265,059	2,645,565
Operating expenses	279,969	272,143	2,716,275
Operating income (loss)	¥499	¥(7,084)	$(70,710)
The Americas:			
Net sales:			
Customers	¥63,535	¥59,210	$590,979
Inter-segment	9,581	6,591	65,791
Total	73,116	65,801	656,770
Operating expenses	70,228	64,001	638,805
Operating income	¥2,888	¥1,799	$17,965
Europe:			
Net sales:			
Customers	¥72,953	¥69,767	$696,352
Inter-segment	1,723	1,800	17,973
Total	74,676	71,568	714,325
Operating expenses	75,950	70,736	706,026
Operating income (loss)	¥(1,274)	¥831	$8,298
Asia/Oceania:			
Net sales:			
Customers	¥57,230	¥42,406	$423,263
Inter-segment	111,376	109,131	1,089,248
Total	168,606	151,538	1,512,512
Operating expenses	173,174	153,701	1,534,099
Operating loss	¥(4,568)	¥(2,162)	$(21,586)
Eliminations and corporate:			
Net sales	¥(254,932)	¥(243,398)	$(2,429,366)
Operating expenses	(261,405)	(251,881)	(2,514,035)
Operating income	¥6,473	¥8,483	$84,669
Consolidated:			
Net sales	¥341,934	¥310,569	$3,099,807
Operating expenses	337,916	308,702	3,081,171
Operating income	¥4,018	¥1,867	$18,636

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2006, 2007 and 2008:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2006	2007	2008	2008
Overseas sales:				
The Americas	¥285,127	¥270,484	¥274,407	$2,738,868
Europe	357,835	341,524	344,446	3,437,937
Asia/Oceania	421,994	352,388	301,008	3,004,378
Total	¥1,064,956	¥964,396	¥919,862	$9,181,183
Consolidated net sales	¥1,549,568	¥1,416,032	¥1,347,841	$13,452,854
Percentage:				
The Americas	18.4%	19.1%	20.4%	
Europe	23.1	24.1	25.5	
Asia/Oceania	27.2	24.9	22.3	
Total	68.7%	68.1%	68.2%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended March 31, 2007 and 2008:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2007	2008	2008
Overseas sales:			
The Americas	¥67,334	¥63,387	$632,676
Europe	84,472	78,739	785,898
Asia/Oceania	82,369	64,113	639,916
Total	¥234,175	¥206,240	$2,058,492
Consolidated net sales	¥341,934	¥310,569	$3,099,807
Percentage:			
The Americas	19.7%	20.4%	
Europe	24.7	25.4	
Asia/Oceania	24.1	20.6	
Total	68.5%	66.4%	

April 30, 2008

Supplementary Information
Consolidated year ended March 31, 2008

Supplementary Information

Consolidated year ended March 31, 2008

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase %	Forecast for the year ended March 31, 2009
Information-related equipment	916.3	902.9	(1.5%)	874.0
Printer	781.6	761.2	(2.6%)	728.0
Visual instruments	106.5	111.3	4.5%	113.0
Other	28.9	30.9	6.9%	34.0
Intra-segment sales	(0.7)	(0.5)	-%	(1.0)
Electronic devices	444.7	395.1	(11.1%)	370.0
Display	271.0	224.1	(17.3%)	189.0
Quartz device	97.9	100.7	2.9%	107.0
Semiconductor	91.2	79.7	(12.5%)	79.0
Other	2.9	3.3	16.7%	6.0
Intra-segment sales	(18.3)	(12.7)	-%	(11.0)
Precision products	87.7	83.9	(4.4%)	88.0
Other	30.3	29.1	(3.9%)	34.0
Inter-segment sales	(63.0)	(63.3)	-%	(66.0)
Consolidated sales	1,416.0	1,347.8	(4.8%)	1,300.0

2. Business segment information

(Unit: billion yen)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Information-related equipment					
Net sales:					
Customers	913.5	900.4	(1.4%)	872.0	(3.2%)
Inter-segment	2.8	2.5	(11.4%)	2.0	(20.9%)
Total	916.3	902.9	(1.5%)	874.0	(3.2%)
Operating expenses	832.1	819.6	(1.5%)	794.0	(3.1%)
Operating income	84.2	83.2	(1.1%)	80.0	(3.9%)
Electronic devices					
Net sales:					
Customers	411.2	360.0	(12.4%)	337.0	(6.4%)
Inter-segment	33.5	35.1	5.1%	33.0	(6.0%)
Total	444.7	395.1	(11.1%)	370.0	(6.4%)
Operating expenses	470.7	412.3	(12.4%)	381.0	(7.6%)
Operating loss	(26.0)	(17.1)	-%	(11.0)	-%
Precision products					
Net sales:					
Customers	86.9	82.9	(4.6%)	87.0	4.9%
Inter-segment	0.8	1.0	21.9%	1.0	(2.4%)
Total	87.7	83.9	(4.4%)	88.0	4.9%
Operating expenses	84.1	81.1	(3.5%)	85.0	4.7%
Operating income	3.6	2.7	(23.6%)	3.0	9.8%
Other					
Net sales:					
Customers	4.4	4.4	0.9%	4.0	(9.6%)
Inter-segment	25.9	24.7	(4.7%)	30.0	21.5%
Total	30.3	29.1	(3.9%)	34.0	16.7%
Operating expenses	42.5	40.5	(4.4%)	45.0	10.9%
Operating loss	(12.2)	(11.4)	-%	(11.0)	-%
Elimination and corporate					
Net sales	(63.0)	(63.3)	-%	(66.0)	-%
Operating expenses	(63.7)	(63.5)	-%	(66.0)	-%
Operating income	0.7	0.1	(73.1%)	0	-%
Consolidated					
Net sales	1,416.0	1,347.8	(4.8%)	1,300.0	(3.5%)
Operating expenses	1,365.7	1,290.2	(5.5%)	1,239.0	(4.0%)
Operating income	50.3	57.5	14.4%	61.0	5.9%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Capital expenditure	73.1	63.9	(12.5%)	83.0	29.8%
Information-related equipment	26.2	25.1	(3.8%)	33.0	31.1%
Electronic devices	35.3	26.5	(24.9%)	32.0	20.6%
Precision products	5.4	4.0	(25.3%)	5.0	23.8%
Other	6.2	8.2	31.7%	13.0	58.2%
Depreciation and amortization	89.6	79.2	(11.6%)	89.0	12.4%
Information-related equipment	30.7	29.4	(3.7%)	32.0	8.5%
Electronic devices	42.2	31.5	(25.3%)	39.0	23.2%
Precision products	3.5	3.8	8.8%	4.0	4.7%
Other	13.2	14.3	8.4%	14.0	(1.7%)

4. Research and development

(Unit: billion yen)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Research and Development	84.7	82.8	(2.1%)	89.0	7.4%
R&D / sales ratio	6.0%	6.1%		6.8%	

5. Management indices

(Unit: %)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase Point	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 Point
Return on equity (ROE)	(1.5%)	4.2%	5.7	6.8%	2.6
Return on assets (ROA)	0.3%	4.3%	4.0	4.7%	0.4
Return on sales (ROS)	0.2%	3.9%	3.7	4.2%	0.3

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity
2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets
3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Year ended March 31, 2007	Year ended March 31, 2008	Increase
Foreign exchange effect	45.5	16.4	(29.0)
U.S. dollars	8.2	(7.9)	(16.1)
Euro	23.6	20.3	(3.1)
Other	13.7	3.9	(9.7)
Exchange rate			
Yen / U.S. dollars	117.02	114.28	
Yen / Euro	150.09	161.53	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2007	March 31, 2007	March 31, 2008	Increase compared to March 31, 2007
Inventory	194.8	178.6	161.3	(17.2)
Information-related equipment	117.5	102.8	91.0	(11.6)
Electronic devices	58.2	58.8	50.5	(8.1)
Precision products	17.4	15.1	17.4	2.2
Other / Corporate	1.7	1.9	2.2	0.3
Turnover by days	54	46	44	(2)
Information-related equipment	50	41	37	(4)
Electronic devices	53	48	47	(1)
Precision products	72	63	76	13
Other / Corporate	24	23	28	5

Note: Turnover by days=Ending (Interim) balance of inventory / Prior 12 (6) months sales per day

8. Employees

(Unit: person)

	September 30, 2007	March 31, 2007	March 31, 2008	Increase compared to March 31, 2007
Number of employees at period end	95,129	87,626	88,925	1,299
Domestic	26,411	25,379	25,735	356
Overseas	68,718	62,247	63,190	943

April 30, 2008

Full-Year & 4Q Financial Results
Fiscal Year 2007 (Ending March 2008)


EPSON
EXCEED YOUR VISION

Full-Year & 4Q Financial Results Fiscal Year 2007 (Ending March 2008)

April 30, 2008

SEIKO EPSON CORPORATION

© Copyright Seiko Epson Corporation 2008




EPSON
EXCEED YOUR VISION

■ Disclaimer regarding forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

■ Numerical values presented herein

Numbers are rounded to the unit indicated.

Percentages are rounded off to one decimal place.

EPSON
EXCEED YOUR VISION

1. Overview

2. Detailed Explanation

FY2007 Business Results

▶By business segment

EPSON
EXCEED YOUR VISION

(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,416.0
1,347.8
30.3
87.7
444.7
916.3
-63.0
29.1
83.9
395.1
902.9
-63.3
Net Sales
FY2006 Actual
FY2007 Actual
100
80
60
40
20
0
-20
-40
50.3
57.5
0.7
3.5
84.2
-26.0
-12.1
0.1
2.7
83.2
-17.1
-11.4
Operating Income
FY2006 Actual
FY2007 Actual

Segment	Change
Consolidated Total	Net Sales -68.1 Op. Income +7.2
Precision Products	Net Sales -3.8 Op. Income -0.8
Information Equipment	Net Sales -13.3 Op. Income -0.9
Electronic Devices	Net Sales -49.5 Op. Income +8.8
Other	Net Sales -1.1 Op. Income +0.6
Eliminations	



FY2008 Business Outlook
▶By business segment
EPSON
EXCEED YOUR VISION
(Billions of yen)
1,347.8
1,300.0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
29.1
83.9
395.1
902.9
-63.3
34.0
88.0
370.0
874.0
-66.0
Net Sales
FY2007 Actual
FY2008 Outlook
57.5
61.0
100
80
60
40
20
0
-20
-40
0.1
2.7
83.2
-17.1
-11.4
0.0
3.0
80.0
-11.0
-11.0
Operating Income
FY2007 Actual
FY2008 Outlook
Consolidated Total
Net Sales -47.8
Op. Income +3.4
Precision Products
Net Sales +4.0
Op. Income +0.2
Information Equipment
Net Sales -28.9
Op. Income -3.2
Electronic Devices
Net Sales -25.1
Op. Income +6.1
Other
Net Sales +4.8
Op. Income +0.4
Eliminations

FY2007 Summary

EPSON
EXCEED YOUR VISION

Mid-Range Business Plan: Creativity and Challenge 1000

Epson Group Mid-Range Business Policies

(1) Redefine and reinforce the business and product portfolios
(2) Reorganize the electronic devices businesses
(3) Streamline costs
(4) Reform the governance system
(5) Reform the corporate culture

Net Sales

Ended short of FY2007 target

- **Information Equipment — Inkjet net sales shrank, but business systems & projectors expanded**
- **Electronic Devices — Semiconductors & displays lower due to structural changes, quartz devices steady**
- **Precision products steady**

Income

FY2007 target nearly reached

- **Drove reforms based on mid-range Group management policies. Although display income was hit by delays in realigning the portfolio, overall profitability was robust due to cost-cutting and other initiatives, especially in information equipment.**

FY2007 Summary


EPSON
EXCEED YOUR VISION

Information Equipment Segment

Inkjet printers

- Earnings levels maintained from cost reductions as well as exchange rates
- Hit target of 15-million units shipped
- Efforts to expand into business & industrial printing domains

Electronic Devices Segment

Small- and medium-sized displays

- **Portfolio realignment is taking time, and benefits not fully reaped**
- **Due partly to easing price erosion resulting from improved market conditions**
 - **Amorphous-silicon TFT financial performance improved**
 - **LTPS posted a loss due to inability to capture sufficient orders for applications that can take advantage of their high resolution**

Inkjet Printer Business


EPSON
EXCEED YOUR VISION

Inkjet Printer Strategy

Sustained, stable medium- and long-term income growth

- Increase IJP unit shipments year over year by launching competitive products that tie into sales of consumables
- Pursue cost reductions
- Leverage Micro Piezo head technology in business & industrial printing domains



- **Complement individual efforts with business alliances**

 - **Broad-based business alliance with Noritsu announced April 21, 2008**

 In addition to long-standing cooperation in minilabs, Epson and Noritsu will also collaborate in industrial printing equipment, through joint development projects and mutual development support programs.

Display Business Reorganization


EPSON
EXCEED YOUR VISION

Alignment of the small- and medium-sized display business (1)

Current Situation & Issues

- Carried out structural reforms announced March 14, 2007
- Benefits from increased volume & capacity utilization, lower costs and slower price erosion, but...

- Late in realigning portfolio (shifting to high added value)
- Have not reaped the expected level of improvement

Technology Alignment

- End MD-TFD production (FY07)
- Major scale-back in C-STN & conversion of lines for touch-panel production (FY08)
- Focus resources on a-TFT and LTPS

Reorganization Highlights

- **Manufacturing site consolidation**
 Major consolidation & streamlining of global manufacturing sites
- **Further acceleration of staffing reforms**
 Reassignment to growth areas within the Group, etc.
- **Profitability improvement initiatives**
 Portfolio realignment (toward high added value & high-end), cost reductions

Display Business Reorganization


EPSON
EXCEED YOUR VISION

Alignment of the small- and medium-sized display business (2)

- Manufacturing site consolidation & streamlining

Front-end: Japan sites

Head Office MD-TFD
- End production in FY07
- Consolidate HQ, R&D, design, sales & prod. control functions
- Some floor space to be used by other businesses

Gifu LTPS
- Terminate line in FY09
- Focus on developing advanced LTPS technology

Tottori a-TFT/LTPS
- Consolidate panel manufacturing functions

Japanese Workforce
Reduce force from 2,600 in FY2007 to 1,500 in FY2010.
Reassign personnel to growth areas within the Group.

Back-end: Overseas sites

Shenzhen, China
- End agreement with local contract manufacturer in FY08

Philippines
- Close Epson plant in FY08
- Continue using contract manufacturing plant but streamline

Suzhou, China
- Fortify as main back-end site

Overseas Workforce
Reduce force from 12,000 in FY2007 to 4,000 in FY2010.

FY2008 Outlook Highlights


EPSON
EXCEED YOUR VISION

Net Sales

(Billions of yen)

Total Information Equipment Electronic Devices
Brackets indicate mid-range business plan numbers (Mar. 16, 2006)
1,549.5
976.4
526.9
1,416.0
[1,555.0]
916.3
[948.0]
444.7
[550.0]
1,347.8
[1,590.0]
902.9
[970.0]
395.1
[580.0]
1,300.0
[1,670.0]
874.0
370.0
FY2005 Actual
FY2006 Actual
FY2007 Actual
FY2008 Outlook

Ordinary Income (operating income for segments)

Total (Ordinary Income) Information Equipment (Operating Income) Electronic Devices (Operating Income)
Brackets indicate mid-range business plan numbers (Mar. 16, 2006)
27.9
45.0
-9.7
49.0
[40.0]
84.2
[52.0]
-26.0
[1.0]
63.2
[70.0]
83.2
[65.0]
-17.1
[15.0]
63.0
[100.0+]
80.0
-11.0
FY2005 Actual
FY2006 Actual
FY2007 Actual
FY2008 Outlook

1. Overview

2. Detailed Explanation


EPSON
EXCEED YOUR VISION

1) FY2007 Financial Results

2) FY2008 Business Outlook

Financial Highlights (Full Year)
▶Year-over-year



(Billions of yen)	FY2006		FY2007				Change (amount, %)	
	Actual	%	1/30 Outlook	%	Actual	%	Y/Y	Vs. 1/30 Outlook
Net Sales	1,416.0	-	1,379.0	-	1,347.8	-	-68.1 -4.8%	-31.1 -2.3%
Operating Income	50.3	3.6%	56.0	4.1%	57.5	4.3%	+7.2 +14.4%	+1.5 +2.8%
Ordinary Income	49.0	3.5%	60.0	4.4%	63.2	4.7%	+14.1 +28.9%	+3.2 +5.4%
Net Income Before income taxes	3.4	0.2%	53.0	3.8%	52.0	3.9%	+48.5 +1,397.6%	-0.9 -1.8%
Net Income	-7.0	-0.5%	23.0	1.7%	19.0	1.4%	+26.1 -	-3.9 -17.0%
EPS	-¥36.13		¥117.13		¥97.24			
Exchange rate USD	¥117.02		¥115.00		¥114.28			
Exchange rate EUR	¥150.09		¥163.00		¥161.53			

Net Sales Comparison (Full Year)
▶Information-related equipment segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

	FY2006 Actual	FY2007 Actual
Total	916.3	902.9
PC, Other	28.9	30.9
Visual Instruments	106.5	111.3
Printers	781.5	761.2
Eliminations	-0.7	-0.5

PC, Other Y/Y +2.0
- PC: Up on higher unit shipments

Visual Instruments Y/Y +4.8
- Front PRJ: Sustained strength, esp. in education

% sales

	FY06	FY07
PRJ	86%	89%
PTV	3%	0%
Other	11%	11%

Printers Y/Y -20.3
- IJP: Unit & consumables volume grew
- PP: Emphasized models with high print volume & profitability
- BS: Volume down in SIDM, etc.

% sales

	FY06	FY07
IJP	62%	63%
PP	14%	13%
BS	19%	19%
SCN, other	5%	5%

Eliminations

IJP: Inkjet printer
PP: Page printer
BS: Business system
POS: Point of sales
SCN: Scanner
PRJ: Projector
PTV: Projection TV

# Net Sales Comparison (Full Year)

## ▶Electronic device segment


(Billions of yen)
444.7
395.1
500
450
400
350
300
250
200
150
100
50
0
-50
97.9
91.1
271.0
-15.3
100.7
79.7
-9.3
FY2006 Actual
FY2007 Actual

**Quartz Devices** Y/Y +2.8

- Sales into mobile phone & digital camera markets remained strong

**Semiconductors** Y/Y -11.4

- LCD-Dr: Down on lower volume

**Displays** Y/Y -46.9

- C-STN/MD-TFD: Net sales down on lower volume and ASPs
- a-TFT/LTPS: ASPs down, net sales up on higher volume
- HTPS: Down on higher volume & lower ASPs

**% sales**

| | FY06 | FY07 |
|---|---|---|
| C-STN | 15% | 11% |
| MD-TFD | 25% | 13% |
| a-TFT | 37% | 47% |
| LTPS | 7% | 10% |
| HTPS | 16% | 19% |

**Eliminations**

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT LCD
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Total assets


2,000
1,000
0
(Billions of yen)
1,207.0
1,298.2
1,325.7
1,285.0
1,139.1
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of March 2008

Inventories


200
100
0
(Billions of yen)
155.8
176.6
192.0
178.6
161.3
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of March 2008

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities


800
400
0
(Billions of yen)
37.9%
30.4%
32.4%
31.5%
30.0%
457.5
395.2
429.6
404.5
342.2
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of March 2008

Shareholders' equity & equity ratio


600
400
200
0
(Billions of yen)
34.3%
36.4%
35.8%
36.6%
39.3%
414.3
472.8
474.5
470.3
447.2
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of March 2008

# Fourth-Quarter Financial Highlights
▶ Year-over-year

EPSON
EXCEED YOUR VISION

| (Billions of yen) | | FY2006 | | FY2007 | | Change | |
|---|---|---|---|---|---|---|---|
| | | 4Q Actual | % | 4Q Actual | % | Amount | % |
| Net Sales | | 341.9 | - | 310.5 | - | -31.3 | -9.2% |
| Operating Income | | 4.0 | 1.2% | 1.8 | 0.6% | -2.1 | -53.5% |
| Ordinary Income | | 4.0 | 1.2% | 2.9 | 1.0% | -1.0 | -26.2% |
| Net Income Before income taxes | | -36.6 | -10.7% | -2.7 | -0.9% | +33.8 | - |
| Quarterly Net Income | | -21.0 | -6.2% | -3.1 | -1.0% | +17.8 | - |
| Exchange rate | USD | ¥119.52 | | ¥105.29 | | | |
| | EUR | ¥156.50 | | ¥157.64 | | | |

Quarterly Net Sales
▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
341.9
318.5
337.6
381.0
310.5
500
450
400
350
300
250
200
150
100
50
0
-50
7.0
18.9
100.5
228.3
-13.9
6.9
19.1
97.7
210.0
-15.3
6.5
24.7
104.4
218.1
-16.1
7.4
21.8
105.3
262.3
-15.9
8.2
18.1
87.5
212.4
-15.9
2006/4Q
2007/1Q
2007/2Q
2007/3Q
2007/4Q
Other
Y/Y +0.3
Precision Products
Y/Y -0.8
Electronic Devices
Y/Y -12.9
Information Equipment
Y/Y -15.9
Eliminations

# Quarterly Net Sales Comparison

## ▶Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billion of yen)
228.3
212.4
300.0
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
9.5
25.9
193.0
8.9
28.2
175.4
2006/4Q
2007/4Q


**PC, Other**
Y/Y -0.6

**Visual Instruments**
Y/Y +2.3

| % sales | '06/4Q | '07/4Q |
|---|---|---|
| PRJ | 89% | 84% |
| PTV | 0% | 0% |
| Other | 11% | 16% |

- Front PRJ: Sales remained strong, esp. in education

**Printers**
Y/Y -17.5

| % sales | '06/4Q | '07/4Q |
|---|---|---|
| IJP | 60% | 61% |
| PP | 15% | 15% |
| BS | 20% | 19% |
| SCN, other | 5% | 5% |

- IJP: Unit shipments up
- PP: Emphasized models with high print volume & profitability
- BS: SIDM/POS unit shipments down

**Eliminations**

| | |
|---|---|
| IJP: | Inkjet printer |
| PP: | Page printer |
| BS: | Business system |
| SIDM: | Serial-impact dot matrix printer |
| POS: | Point of sales |
| SCN: | Scanner |
| PRJ: | Projector |
| PTV: | Projection TV |

Quarterly Net Sales Comparison
▶Electronic device segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2006/4Q	2007/4Q
Total	100.5	87.5
Quartz Devices	23.6	23.7
Semiconductors	19.4	18.5
Displays	60.9	47.2
Eliminations	-3.5	-1.9

Quartz Devices — Y/Y +0

- Sustained strength in sales to mobile phone & digital camera markets

Semiconductors — Y/Y -0.8

- LCD-Dr: Volume down
- Silicon foundry: Volume up

Displays — Y/Y -13.6

- C-STN/MD-TFD: Down on lower volume & ASPs
- a-TFT: Down on lower ASPs & higher volume
- LTPS: Up on higher volume
- HTPS: Down on higher volume, lower ASPS

% sales	'06/4Q	'07/4Q
C-STN	14%	8%
MD-TFD	21%	7%
a-TFT	41%	50%
LTPS	7%	15%
HTPS	17%	20%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT LCD
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver

Quarterly Selling, General and Administrative Expenses


EPSON
EXCEED YOUR VISION

(Billions of yen)
80.6
70.1
76.0
82.0
82.6
100
80
60
40
20
0
(% sales)
23.6%
22.0%
22.6%
21.5%
26.6%
44.4
6.7
8.4
20.9
38.9
4.0
5.3
21.8
42.0
6.5
5.8
21.5
43.4
8.5
8.1
21.9
44.8
7.1
8.2
22.3
2006/4Q
2007/1Q
2007/2Q
2007/3Q
2007/4Q
Other
Y/Y +0.3
Advertising
Y/Y +0.3
Sales promotions
Y/Y -0.1
Salaries & wages
Y/Y +1.4

Quarterly Operating Income
▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
4.0
11.6
10.5
33.4
1.8
45
35
25
15
5
-5
-15
19.4
-12.0
-0.7
-2.8
19.2
0.0
-5.2
-2.5
15.4
2.0
-4.1
-2.7
36.4
0.8
-1.0
-2.9
12.0
-6.6
-0.2
-3.1
2006/4Q
2007/1Q
2007/2Q
2007/3Q
2007/4Q
Information Equipment
Y/Y -7.3
Electronic Devices
Y/Y +5.3
Precision Products
Y/Y +0.4
Other
Y/Y -0.3

Operating Income Fluctuation Cause Analysis


EPSON
EXCEED YOUR VISION

(Billions of yen)
4.0
+0.9
Change in
sales volume
-1.2
Price
fluctuations
-30.9
+32.8
Cost
fluctuations
S.G.A.
increase
-3.8
1.8
0
Impact of
exchange rate
fluctuations
Operating
Income
2006/4Q
¥2.1 billion decrease
Operating
Income
2007/4Q


EPSON
EXCEED YOUR VISION

1) FY2007 Financial Results

2) FY2008 Business Outlook

FY2008 Business Outlook
▶ Year-over-year


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2007		FY2008		Change	
		Actual	%/Sales	Outlook	%/Sales	Amount	%
Net Sales		1,347.8	-	1,300.0	-	-47.8	-3.5%
Operating Income		57.5	4.3%	61.0	4.7%	+3.4	+5.9%
Ordinary Income		63.2	4.7%	63.0	4.8%	-0.2	-0.4%
Net Income Before income taxes		52.0	3.9%	54.0	4.2%	+1.9	+3.8%
Net Income		19.0	1.4%	31.0	2.4%	+11.9	+62.4%
EPS		¥97.24		¥157.87			
Exchange rate	USD	¥114.28		¥95.00			
	EUR	¥161.53		¥155.00			

# FY2008 Business Outlook (Net Sales)

▶By business segment



(Billions of yen)
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,347.8
83.9
395.1
902.9
-63.3
1,300.0
88.0
370.0
874.0
-66.0
Net Sales
FY2007 Actual
FY2008 Outlook
Other
Y/Y +4.8
Precision Products
Y/Y +4.0
Electronic Devices
Y/Y -25.1
Information Equipment
Y/Y -28.9
Eliminations
800
700
600
500
400
300
200
100
0
-100
609.0
44.0
184.0
398.0
-34.0
691.0
44.0
186.0
476.0
-32.0
Half-Yearly Net Sales
FY2008 1H Outlook
FY2008 2H Outlook

Net Sales Outlook by Business

▶Information-related equipment segment


(Billions of yen)
902.9
874.0
398.0
476.0
1,000
900
800
700
600
500
400
300
200
100
0
-100
30.9
111.3
761.2
34.0
113.0
728.0
Net Sales
FY2007
Actual
FY2008
Outlook
PC, Other
Y/Y +3.0
Visual Instruments
Y/Y +1.6
Printers
Y/Y -33.2
Eliminations
500
450
400
350
300
250
200
150
100
50
0
-50
16.0
53.0
330.0
0.0
18.0
60.0
398.0
Half-Yearly Net Sales
FY2008
1H Outlook
FY2008
2H Outlook
EPSON
EXCEED YOUR VISION

Net Sales Outlook by Business

▶Printer business

EPSON
EXCEED YOUR VISION

(Billions of yen)

	FY2007 Actual	FY2008 Outlook	FY2008 1H Outlook	FY2008 2H Outlook
Net sales	761.2	728.0	330.0	398.0
Scanners, Other	5%	5%	6%	5%
Business Systems	19%	19%	21%	18%
Page Printers	13%	12%	12%	12%
Inkjet Printers	63%	64%	61%	65%

Business Systems
- Strong China market
- Strong retail market

Page Printers
- Emphasize regions and products with high print volume

Inkjet Printers
- Expand unit shipments
- Flexibly adapt to market trends

Net Sa[...]

H[...]arly N[...]es

Net Sales Outlook by Business

▶Electronic device segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
395.1
370.0
184.0
186.0
100.7
79.7
224.1
-9.3
107.0
79.0
189.0
-5.0
50.0
38.0
99.0
-3.0
57.0
41.0
90.0
-2.0
Quartz Devices
Y/Y +6.2
Semiconductors
Y/Y -0.7
Displays
Y/Y -35.1
Eliminations
Net Sales
Half-Yearly Net Sales
FY2007 Actual
FY2008 Outlook
FY2008 1H Outlook
FY2008 2H Outlook



Net Sales Outlook by Business
▶Display business
EPSON
EXCEED YOUR VISION
(Billions of yen)
224.1
189.0
Net Sales
99.0
90.0
Half-Yearly Net Sales
250.0
200.0
150.0
100.0
50.0
0.0
19%
10%
47%
22%
12%
62%
2%
2%
HTPS-TFT
➢Projection market expansion
LTPS-TFT
a-TFT
➢Concentrate resources
➢Develop applications beyond cellular
MD-TFD
➢Terminated prod. in FY2007
C-STN
➢Scale back in FY2008
➢Convert some lines to touch-panel production
FY2007 Actual
FY2008 Outlook
100.0
50.0
0.0
20%
13%
62%
3%
2%
24%
10%
64%
1%
1%
FY2008 1H Outlook
FY2008 2H Outlook

FY2008 Business Outlook (Operating Income)

▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
57.5
61.0
0.1
2.7
83.2
-17.1
-11.4
0.0
3.0
80.0
-11.0
-11.0
Operating Income
FY2007 Actual
FY2008 Outlook
Precision Products
Y/Y +0.2
Information Equipment
Y/Y -3.2
Electronic Devices
Y/Y +6.1
Other
Y/Y +0.4
Eliminations
11.0
50.0
0.0
2.0
22.0
-7.0
-6.0
0.0
1.0
58.0
-4.0
-5.0
Half-Yearly Operating Income
FY2008 1H Outlook
FY2008 2H Outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION


Capital expenditure
Depreciation & amortization
200
100
0
151.2
104.2
112.5
109.3
73.1
89.6
63.9
79.2
83.0
89.0
FY2004
FY2005
FY2006
FY2007 Actual
FY2008 Outlook
(Billions of yen)

Key Capital Investments

- Information Equipment: New products
- Electronic Devices: Additional production capacity, etc.

Free Cash Flow Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)
200
100
0
-100
-200
162.4
63.0
-99.3
117.4
22.2
-95.2
160.2
83.8
-76.4
112.0
61.2
-50.7
136.5
45.0
-91.5
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2004
FY2005
FY2006
FY2007 Actual
FY2008 Outlook

Main Management Indicators



(%)
ROA: Ordinary income/total assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholders' equity (avg. balance)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
12.6
6.8
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
5.2
4.7
4.2
6.8
5.5
4.8
FY2004
FY2005
FY2006
FY2007 Actual
FY2008 Outlook

EPSON

EXCEED YOUR VISION

item 4

May 29, 2008

Notice of the 66th Ordinary General Meeting of Shareholders

(Translation)

Notice of the 66th Ordinary General Meeting of Shareholders

May 29, 2008

Dear Shareholder,

We are pleased to send you this convocation notice for the 66th Ordinary General Meeting of Shareholders. We have sent resident shareholders in Japan the convocation notice and attached documents in Japanese, which were compiled according to the Japanese Corporation Law. Under this law, there is no obligation to provide materials in languages other than Japanese. However, we have enclosed an English translation for the reference of non-resident shareholders. Please note that the English translation is an abridged version of the complete text, highlighting several points that we believe will give non-resident shareholders an outline of the meeting agenda. It is not intended to influence shareholders in exercising their voting rights. Unfortunately, at this stage we are only able to provide official documents in Japanese. We ask for your understanding in this matter and thank you for your continued support of the Seiko Epson Corporation.

If you are unable to attend the meeting, please vote by using one of the following methods no later than 5:00 p.m., Tuesday, June 24, 2008 (Japan time). Prior to voting, you may wish to review the "Reference Materials for General Meeting of Shareholders" document, provided herein.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form whether you approve or disapprove of each of the proposals and return the completed form to us. The completed form must be received no later than 5:00 p.m., Tuesday June 24, 2008 (Japan time).

Voting by Internet

To vote by Internet, please log into the shareholders' voting websites at http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp to register your approval or disapproval (Japanese only). Voting by Internet must be completed no later than 5:00 p.m., Tuesday June 24, 2008 (Japan time).

Sincerely yours,

Seiji Hanaoka

President

Seiko Epson Corporation
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

Description

1. Date and Time: 10:00 a.m., Wednesday, June 25, 2008 (Japan time)

2. Place: Prince Hall
5th Floor, Annex Tower, Shinagawa Prince Hotel
4-10-30, Takanawa, Minato-ku, Tokyo

3. Meeting Agenda

Reporting:

1. Report on operations, consolidated financial statements, and on the reports of the accounting auditors and of the board of statutory auditors regarding the consolidated financial statements for the fiscal year ended March 31,2008 (from April 1, 2007 to March 31, 2008).
2. Report on non-consolidated financial statements for the fiscal year ended March 31,2008 (from April 1, 2007 to March 31, 2008).

Proposals:

Proposal 1: Disposition of Retained Earnings

Proposal 2: Election of Nine Directors

Proposal 3: Election of Four Statutory Auditors

Proposal 4: The bonus provided for the directors for the fiscal year ended March 31,2008 (from April 1, 2007 to March 31, 2008)

Proposal 5: Countermeasures to Large-Scale Acquisitions of Seiko Epson Shares

4. The rule of the convocation:

(1) If you exercise your voting rights through diverse means, please notify the Company (or the transfer agent) of the reason for this in writing at least three days before the meeting.

(2) If you exercise your voting rights in writing on multiple occasions, we will treat the last contact as valid.

(3) If you exercise your voting rights by Internet on multiple occasions, we will treat the last contact as valid.

(4) If you exercise your voting rights by both mail and Internet, we will treat the vote by Internet as valid.

5. Notes

(1) Any revisions to the reference materials for the Ordinary General Meeting of Shareholders, report on operations, consolidated financial statements, and non-consolidated financial statements shall be posted on the Company's website at http://www.epson.jp/IR/ (Japanese) and http://www.epson.co.jp/e/IR/investor_relations_index.htm (English).

(2) If attending the meeting in person, please remember to bring the ballot enclosed with these materials and to hand it to a receptionist.

(3) If you exercise your voting rights by proxy, you should appoint as proxy another shareholder with voting rights in the Company. A written letter of proxy should be brought to the meeting and handed to a receptionist.

* The Company offers institutional investors access to ICJ Inc.'s electronic voting platform.

The original and official convocation notice and attached documents are written in Japanese. This English translation is an abridged version of the original. In the event of any discrepancy between the original and the English translation, the original (Japanese version) shall prevail and the Company shall bear no responsibility for the discrepancy and consequences therefrom.

Reference Materials for Ordinary General Meeting of Shareholders

Proposals and related items

Proposal 1: Disposition of Retained Earnings

1. Items Relating to the Year-End Dividend

With respect to the year-end cash dividends on common stock shares for the fiscal year, the Company proposes to pay 32 yen per share.

Of this amount, 16 yen was paid out as an interim dividend in December 2007; hence, the year-end dividend will be 16 yen per share.

(1) Distribution of Dividend
16 yen per share, total amount 3,141,797, 456 yen

(2) Effective Date of Distribution

June 26, 2008

2. Other Items Relating to the Disposition of Retained Earnings

(1) Decreased Retained Earnings
Special Reserve: 20,000,000,000 yen

(2) Increased Retained Earnings
Retained Earnings Carried Forward: 20,000,000,000 yen

Proposal 2: Election of Nine Directors

The terms of office of nine directors will end at the close of this meeting. The Company proposes to appoint nine directors.

Candidates for the director positions are as follows:

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
1	Seiji Hanaoka	Apr. 1970	Joined the Company	26,500
	(Sep. 28, 1947)	Jun. 1995	Director of the Company	
		Jul. 1996	Executive Vice President, Epson America, Inc.	
		Jun. 1999	Managing Director of the Company	
		Apr. 2002	Senior Managing Director of the Company	
		Apr. 2003	Executive Vice-President of the Company	
		Apr. 2005	President of the Company (current position)	
2	Yasuo Hattori	Sep. 1985	Director of the Company	7,247,206
	(Apr. 30, 1940)	Sep. 1987	Director and Adviser of the Company	
		Jun. 1994	Executive Vice-President of the Company	
		Jun. 1995	Vice-Chairman of the Company (current position)	
		Representative status of other companies		
		Representative Director, Sun Kikaku Kabushiki Kaisha		
		Representative Director, Aoyama Kigyo Kabushiki Kaisha		
3	Minoru Usui	Nov. 1979	Joined Shinshu Seiki Co., Ltd. (now the Company)	11,300
	(Apr. 22, 1955)	Jun. 2002	Director of the Company	
		Nov. 2005	Director of the Company and General Administrative Manager of the Production Engineering & Development Division of the Company (current position)	
		Jun. 2007	General Administrative Manager of Corporate Research & Development Division(current position)	
		Oct. 2007	Managing Director of the Company (current position)	
4	Masayuki Morozumi	Apr. 1968	Joined the Company	21,900
	(Aug. 28, 1947)	Jun. 1998	Director of the Company	
		Apr. 2002	Managing Director of the Company	
		Nov. 2004	Senior Managing Director of the Company (current position)	
5	Kenji Kubota	Apr. 1977	Joined the Company	12,600
	(Dec. 4, 1953)	Jun. 2001	Director of the Company	
		Apr. 2003	Managing Director of the Company (current position)	
		Apr. 2006	Managing Director and General Administrative Manager of the Management Control Office of the Company (current position)	

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
6	Hiroshi Komatsu	Apr. 1976	Joined the Company	8,700
	(Apr. 1, 1954)	Jun. 2000	Director of the Company	
		Nov. 2004	Managing Director of the Company (current position)	
7	Seiichi Hirano	Apr. 1977	Joined Shinshu Seiki Co., Ltd. (now the Company)	7,900
	(Dec. 11, 1954)	Jun. 2002	Director of the Company	
		Jun. 2006	Executive Officer of the Company	
		Jun. 2007	President of the Epson Sales Japan Corporation (current position)	
		Oct. 2007	Managing Executive Officer of the Company (current position)	
8	Toru Oguchi	Apr. 1971	Joined the Company	8,000
	(Oct. 2, 1950)	Jul. 1995	Manager of TP Design Department	
		Nov. 2002	Director of Epson Europe B.V.	
		Apr. 2003	Managing Director of the Epson Sales Japan Corporation	
		Apr. 2004	Senior Managing Director of the Epson Sales Japan Corporation	
		Apr. 2006	Chief Operating Officer of the Imaging Products Operations Division(current position)	
		Jun. 2006	Executive Officer of the Company	
		Oct. 2007	Managing Executive Officer of the Company (current position)	
9	Akihiko Sakai	Nov. 1984	Joined the Company	1,600
	(Jan. 1, 1954)	Oct. 1994	Vice- President of Epson America, Inc.	
		Jul. 2000	Manager of the Management Control Office of the Company	
		Apr. 2006	General manager of the Corporate Strategy Office (current position)	
		Jun, 2006	Executive Officer of the Company(current position)	

Note 1: No other candidate is involved in activities that potentially conflict with the Company.

Proposal 3: Election of Four Statutory Auditors

The terms of statutory auditors Toshihiko Kishiro, Yoshiro Yamamoto, Tomiichi Akiyama, and Tatsuhiro Ishikawa will end at the close of this meeting. The Company proposes to appoint four statutory auditors. The candidates for the statutory auditor position are as follows.

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships	Shares of the Company's stock owned
1	Kenji Uchida (Jan. 26, 1949)	Apr. 1971 Joined the Company	9,000
		Jun. 2003 Director of the Company	
		Apr. 2006 General Administrative Manager of the Imaging Products Software Engineering & Development Center(current position)	
		Jun. 2006 Executive Officer of the Company (current position)	

	Name (Date of Birth)	Summary of career, title, and other representative directorships	Shares of the Company's stock owned
2	Yoshiro Yamamoto (Mar. 8, 1936)	Jun. 1987 Appointed Director of the Fuji Bank, Ltd	2,700
		May 1989 Appointed Managing director of the Fuji Bank, Ltd	
		Jun. 1991 Appointed Vice-president of director of the Fuji Bank, Ltd	
		Jun. 1996 Appointed President and CEO of the Fuji Bank, Ltd.	
		Sept. 2000 Appointed President and CEO of the Fuji Bank, Ltd. and Chairman of the Board of Directors of Mizuho Holdings, Inc.	
		Jun. 2002 Appointed Statutory Auditor of the Company (current position)	

	Name (Date of Birth)	Summary of career, title, and other representative directorships	Shares of the Company's stock owned
3	Tatsuhiro Ishikawa (Apr.4,1939)	Apr. 1965 Appointed Public prosecutor at the Tokyo District Public Prosecutors Office	3,600
		Sept. 1986 Appointed Section chief of detective of the Ministry of Justice Criminal Affairs Bureau	
		Sept 1989 Appointed Director of head office of special investigation department of Tokyo District Public Prosecutors Office	
		Apr. 1993 Appointed Deputy public prosecutor of Tokyo District Public Prosecutors Office	
		Jun. 1996 Appointed Supreme Public Prosecutor's Office public trial director	
		Feb. 1997 Appointed Chief public prosecutor at the Tokyo District Public Prosecutors Office	
		Nov. 2000 Appointed Superintendent public prosecutor at the Nagoya High Public Prosecutors Office	
		Nov. 2001 Retirement	
		Dec. 2001 Admitted to the bar (current position)	
		Jun. 2004 Appointed Statutory Auditor of the Company (current position)	

	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
4	Kenji Miyahara (Nov. 5, 1935)	Jun. 1986	Director of Sumitomo Corporation	0
		Jun. 1990	Managing Director of Sumitomo Corporation	
		Jun. 1993	Senior Managing Director of Sumitomo Corporation	
		Jun. 1995	Executive Vice-President of Sumitomo Corporation	
		Jun. 1996	President of Sumitomo Corporation	
		Jun. 2001	Chairman of Sumitomo Corporation	
		Jun. 2007	Counselor of Sumitomo Corporation	
		Positions representing other corporations Representative director of Sumitomo Seisen Corporation		

Note 1: The Candidates are not involved in activities that potentially conflict with the Company.

Note 2:Yoshiro Yamamoto, Tatsuhiro, Ishikawa, and Kenji Miyahara are outside auditors.

Note 3: Special notes about the candidates for outside auditor are as follows.

(1) The reason for election of outside auditors

① Yoshiro Yamamoto has considerable insight and a wealth of experience as the former president of a bank.

② Tatsuhiro Ishikawa has held important official positions in judicial circles and possesses deep insight into legal affairs. He also has considerable experience as an outside director in two or more other companies. Although he has taken part in corporate management only as an outside director, he is fully capable of fulfilling his duties as an outside auditor.

③ Kenji Miyahara has considerable insight and a wealth of experience as an executive of a trading company.

(2) Breaches of law/ certificates of incorporation or illegal business activities while in other positions over the past five years

① Taisei Corporation, which Yoshiro Yamamoto serves concurrently as an outside director, was ordered to suspend its business by The Ministry of Land, Infrastructure and Transport. This was because the Antimonopoly Law was broken during construction ordered by Niigata City in 2006, construction ordered by The Defense Facilities Administration Agency in 2007, and subway construction ordered by Nagoya City.

Although he was unaware of these infringements until they occurred, he made proposals to the board of directors based on observance of the law, and made warnings about the situation. After these cases occurred he expressed opinions about the necessity of preventing a reoccurrence and of publicly disclosing the company's stance.

② The Financial Services Agency ordered NIPPONKOA Insurance Company Ltd., which Tatsuhiro Ishikawa served concurrently as an outside director, to improve its business because of unpaid money due on insurance claims by some customers in 2005. The company was also ordered to suspend some of its business and to improve its business because of improper nonpayment of third sector commodities. Although he was unaware of these infringements until they occurred, he pointed out to the board of directors the need for a plan to prevent reoccurrence, for risk management and compliance, etc. and contributed to the improvement of business practice.

(3) Period spent as an outside statutory auditor up until the close of this ordinary general meeting of shareholders.

① Yoshiro Yamamoto: 6 years

② Tatsuhiro Ishikawa: 4 years

(4) Responsibility limitation contract with outside auditor candidates

If each of them are elected as a outside auditor, the Company will contract with them for amount of limit of liability for damage to be provided by Act of Parliament based on article 33 clause 2 of our certificate of incorporation.

Proposal4: Payment of bonuses to directors and statutory auditors for the fiscal year ended March 31, 2008(from April 1, 2007 to March 31, 2008)

The Company proposes to pay directors and statutory auditors bonuses of 125,130,000 yen in total at the end of the fiscal year (of which bonuses to statutory auditors amount to 14,760,000 yen).

Proposal5: Introduction of Countermeasures to Large-Scale Acquisitions of Seiko Epson Shares

Seiko Epson Corporation (the "Company") decided at its board of directors meeting held on April 30, 2008 to introduce its plan described to following 2 for countermeasures to large-scale acquisitions of the shares in the Company (takeover defense measures) (the "Plan"). The introduction will be subject to shareholder approval at the 66th ordinary general meeting of shareholders of the Company to be held on June 25, 2008 (the "Shareholders Meeting").

1. Purpose of the Plan

The Company will adopt the Plan for the purpose of ensuring and enhancing the corporate value of the Company and, in turn, the common interests of its shareholders.

The Company's board of directors has decided that, on occasions when it receives a large-scale acquisition proposal for the shares in the Company from an acquirer, it is necessary and essential to introduce a mechanism that ensures the necessary time and information is made available for the shareholders to decide whether or not to accept such proposal or for the Company's board of directors to present an alternative proposal to the shareholders and that enables the board of directors to discuss and negotiate with the acquirer for the benefit of the shareholders.

2. Plan Details

(1) Plan Outline

① Establishment of Procedures

The Plan sets out procedures necessary to achieve the purpose stated in 1. above, including the requirement for acquirers to provide information in advance in the case an acquirer intends to make an acquisition of shares in the Company or any similar action or proposes to make such action (that action, "Acquisition"; the party effecting the Acquisition, the "Acquirer") (for further details, see section (2) 'Procedures for the Plan' below).

② Triggering of the Plan by Gratis Allotment of Stock Acquisition Rights

In the event that an Acquirer conducts an Acquisition of shares in the Company without following the procedures set out in the Plan, or threatens to cause obvious harm to the corporate value of the Company and the common interests of its shareholders (see section (3) below, 'Requirements for the Gratis Allotment of Stock Acquisition Rights,' for details of these requirements), the Company will allot stock acquisition rights with an exercise condition that does not allow the Acquirer to exercise the rights and an acquisition provision to the effect that the

Company may acquire the stock acquisition rights in exchange for shares in the Company from persons other than the Acquirer (see section (4)below, 'Outline of the Gratis Allotment of Stock Acquisition Rights,' for the outline of these stock acquisition rights; the "Stock Acquisition Rights"), by means of a gratis allotment of stock acquisition rights (*shinkabu yoyakuken mushou wariate*) to all shareholders, except the Company, at that time.

If a gratis allotment of Stock Acquisition Rights were to take place in accordance with the Plan and all shareholders other than the Acquirer received shares in the Company as a result of those shareholders exercising, or the Company acquiring, those Stock Acquisition Rights, the ratio of voting rights in the Company held by the Acquirer may be diluted by up to one half.

③ Use of the Special Committee

In order to eliminate arbitrary decisions by the board of directors, decisions with respect to the matters such as the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights or the acquisition of Stock Acquisition Rights under the Plan will be made through the objective judgment of a Special Committee (see section (5) below, 'Establishment of the Special Committee,' for details; the "Special Committee") which is composed of highly independent members such as outside parties. In addition, the Company's board of directors will convene a general meeting of shareholders and confirm the intent of the Company's shareholders regarding the implementation of the gratis allotment of the Stock Acquisition Rights, if the Special Committee recommends to do so. Transparency with respect to the course of those procedures will be ensured by timely disclosure to all of the Company's shareholders.

(2) Procedures for the Plan

① Targeted Acquisitions

The Plan will apply in cases where there is an Acquisition that falls under (a) or (b) below. The Acquirer shall follow the procedures set out in the Plan.

(a) An acquisition that would result in the holding ratio of share certificates, etc. (*kabuken tou hoyuu wariai*) of a holder (*hoyuusha*) amounting to 20% or more of the share certificates, etc. (*kabuken tou*) issued by the Company; or

(b) A tender offer (*koukai kaitsuke*) that would result in the owning ratio of share certificates, etc. (*kabuken tou shoyuu wariai*) for share certificates, etc. (*kabuken tou*) subject to the tender offer and the owning ratio of share certificates, etc. of a person having a special relationship (*tokubetsu kankei-sha*) for share certificates, etc. subject to the tender offer totaling at least 20% of the share certificates,etc.issued by the Company.

② Request to the Acquirer for the Provision of Information

Unless otherwise approved by the Company's board of directors, the Company will require any Acquirer conducting an Acquisition to submit to the Company in a form prescribed by the Company, before effecting the Acquisition, a document which includes the information described in each item of the list below ("Essential Information") and a written undertaking that the Acquirer will, upon the Acquisition, comply with the procedures set out in the Plan ("Acquisition Document")

Once the Company's board of directors has received the Acquisition Document, it will promptly provide the Acquisition Document to the Special Committee. If the Special Committee determines that the Acquisition Document does not contain sufficient Essential Information, it may set a reply period and request, directly or through the Company's board of directors, that the Acquirer further provide Essential Information. In such case, the Acquirer should further provide such information within the relevant time limit.

(a) Details of the Acquirer (specifically including name, capital structure, financial position, terms of previous transactions by the Acquirer similar to the Acquisition, the result and the effect on the corporate value of the target company subsequent to the previous transaction) and its group (including joint holders, persons having a special relationship and, in the case of funds, each partner and other constituent members).

(b) The purpose, method and terms of the Acquisition (including information on the amount and type of consideration for the Acquisition, the timeframe of the Acquisition, the scheme of any related transactions, the legality of the Acquisition method, and the probability that the Acquisition will be effected).

(c) The basis for the calculation of the purchase price of the Acquisition (including the underlying facts and assumptions of the calculation, the calculation method, the numerical data used in the calculation, the details of any expected synergies from any series of transactions relating to the Acquisition including the details of such synergies to be shared with minority shareholders).

(d) Financial support for the Acquisition (specifically including the name of the fund providers (including all indirect fund providers), financing methods and the terms of any related transactions).

(e) Post-Acquisition management policy, business plan, capital and dividend policies for the Company group.

(f) Post-Acquisition treatment of and policies for the Company's employees, business partners, customers, and any other stakeholders in the Company.

(g) Specific measures to avoid any conflict of interest with other shareholders in the Company (if any).

(h) Any other information that the Special Committee reasonably considers necessary.

If the Special Committee recognizes that an Acquirer has initiated an Acquisition without complying with the procedures set out in the Plan, as a general rule, it will recommend the Company's board of directors implement a gratis allotment of Stock Acquisition Rights in accordance with ④ (a) below, except in particular circumstances where it should continue with its requests for the submission of an Acquisition Document and the Essential Information, and its discussion and negotiation with the Acquirer.

③ Consideration of Acquisition Terms, Negotiation with the Acquirer, and Consideration of an Alternative Proposal

(a) Request to the Company's Board of Directors for the Provision of Information

If the Acquirer submits the Acquisition Document and any additional Essential Information that the Special Committee requests (if any), the Special Committee may request that the Company's board of directors promptly present an opinion on the terms of the Acquirer's Acquisition (or an opinion to reserve giving such an opinion; hereinafter the same) and supporting materials, an alternative proposal (if any), and any other information or materials that the Special Committee considers necessary from time to time within a reasonable period determined by the Special Committee (up to thirty days as a general rule) for the Company's board of directors to collect information or consider such corporate valuation (including consideration by outside experts, if necessary) in order to compare the information contained in the Acquisition Document and the Essential Information with the business plan and corporate valuation made by the Company's board of directors in light of ensuring and enhancing the Company's corporate value and common interests of its shareholders.

(b)Special Committee Consideration

If the Special Committee determines that the information and materials (including those additionally requested) have been sufficiently provided by the Acquirer and the Company's board of directors (if the Company's board of directors is so required as set out in a. above), it may set a consideration period (up to sixty days as a general rule; the "Special Committee Consideration Period"; in this regard, however, the Special Committee may extend the period by its resolution in

accordance with ④ (c) of (2) 'Procedures for the Plan' below). The Special Committee will consider the Acquisition terms, collect information on the materials such as the management plans and business plans of the Acquirer and the Company's board of directors and conduct a comparison thereof, and consider any alternative plan presented by the Company's board of directors, and the like during the Special Committee Consideration Period. Further, if it is necessary in order to improve the terms of the Acquisition from the standpoint of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders, the Special Committee will directly or indirectly through the Company's board of directors discuss and negotiate with the Acquirer, or present the shareholders with the alternative proposal presented by the Company's board of directors, or conduct any similar action.

If the Special Committee directly or indirectly through the Company's board of directors requests the Acquirer provide materials for consideration or any other information, or discuss and negotiate with the Special Committee, the Acquirer must promptly respond to such request.

In order to ensure that the Special Committee's decision contributes to the Company's corporate value and the common interests of its shareholders, the Special Committee may at the cost of the Company obtain advice from independent third parties (including financial advisers, certified public accountants, attorneys, consultants or any other experts).

(c) Disclosure of Information to Shareholders

The Company will promptly disclose the fact that an Acquirer has emerged, the fact that it has received an Acquisition Document from the Acquirer, the fact that the Special Committee Consideration Period has commenced, the fact that the Company's board of directors has presented an alternative plan to the Special Committee, and any matters considered appropriate by the Special Committee from the Essential Information or other information.

④ Judgment by the Special Committee

If an Acquirer emerges, the Special Committee will make recommendations to the Company's board of directors as follows. If the Special Committee makes recommendations or otherwise as listed in (a) through (c) below to the Company's board of directors, or otherwise believes it to be appropriate, the Company will promptly disclose the fact that recommendations or a resolution was made and an outline thereof and any other matters that the Special Committee considers appropriate (in the case of extending the Special Committee Consideration Period, including the period of and a summary of the reason for such extension).

(a) Recommendations for Implementation of Gratis Allotment of Stock Acquisition Rights

If the Acquirer fails to comply with the procedures set out in the Plan, or if as a result of considering the terms of the Acquisition or discussions and negotiations with the Acquirer, the Special Committee determines that the Acquisition by the Acquirer meets any of the requirements set out below at (3) 'Requirements for the Gratis Allotment of Stock Acquisition Rights' and that the implementation of the gratis allotment of Stock Acquisition Rights is reasonable, the Special Committee will recommend the implementation of the gratis allotment of Stock Acquisition Rights to the Company's board of directors, regardless of whether the Special Committee Consideration Period has commenced or ended.

However, even after the Special Committee has already made a recommendation for the implementation of the gratis allotment of Stock Acquisition Rights, if the Special Committee determines before commencement of the exercise period of Stock Acquisition Rights Exercise Period Commencement Date (defined in ⑥ of (4) 'Outline of the Gratis Allotment of Stock Acquisition Rights' below) that either of the events below applies, it may make a new recommendation (i) that (before gratis allotment has taken effect) the Company should suspend the gratis allotment of Stock Acquisition Rights, or (ii) that (after the gratis allotment has taken effect) the Company should acquire the Stock Acquisition Rights without consideration.

(i) The Acquirer withdraws the Acquisition or the Acquisition otherwise ceases to exist after the recommendation.

(ii) There is a change in the facts or otherwise upon which the recommendation decision was made, and the Acquisition by the Acquirer does not meet any of the requirements set out below in (3) 'Requirements for the Gratis Allotment of Stock Acquisition Rights,' or it is not reasonable to implement the gratis allotment or allow shareholders to exercise the Stock Acquisition Rights even if the Acquisition by the Acquirer does meet one of the requirements.

Even if the Special Committee considers the implementation of the gratis allotment of Stock Acquisition Rights is reasonable, it will recommend that the Company's board of directors convenes a general meeting of shareholders and submits a proposal of the implementation of the gratis allotment of Stock Acquisition Rights if the Special Committee deems it appropriate.

(b) Recommendations for Non-Implementation of Gratis Allotment of Stock Acquisition Rights

If as a result of considering the terms of the Acquirer's Acquisition and discussions, negotiations or the like with the Acquirer, the Special Committee determines that the Acquisition by the Acquirer does not meet any of the requirements set out below at (3) 'Requirements for the Gratis Allotment of Stock Acquisition Rights,' the Special Committee will recommend the non-implementation of the gratis allotment of Stock Acquisition Rights to the Company's board of

directors, regardless of whether the Special Committee Consideration Period has ended.

However, even after the Special Committee has already made one recommendation for the non-implementation of the gratis allotment of Stock Acquisition Rights, if there is a change in the facts or otherwise upon which the recommendation decision was made and the Special Committee determines that the Acquisition by the Acquirer meets any of the requirements set out below at (3) 'Requirements for the Gratis Allotment of Stock Acquisition Rights,' and that the implementation of the gratis allotment of Stock Acquisition Rights is reasonable, the Special Committee may make a new judgment including a new recommendation that the Company should implement the gratis allotment of Stock Acquisition Rights and make that recommendation to the Company's board of directors.

(c) Extension of the Special Committee Consideration Period

If the Special Committee does not reach a decision to recommend either the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights by the expiry of the initial Special Committee Consideration Period, the Special Committee will pass a resolution to extend the Special Committee Consideration Period to the reasonable extent considered necessary (however, no more than thirty days) for actions such as consideration of the terms of the Acquirer's Acquisition, discussion or negotiation with the Acquirer and consideration of an alternative proposal.

If the Special Committee Consideration Period is extended as a result of the resolution described above, the Special Committee will continue with its information collection, consideration process and like activities, and use best efforts to make a recommendation for the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights within the extended period.

⑤ Resolutions of the Board of Directors and Convocation of the Shareholders Meeting

The Company's board of directors, in exercising their role under the Corporation Law, will promptly pass a resolution relating to the implementation or non-implementation of a gratis allotment of Stock Acquisition Rights (including cancellation of gratis allotment of Stock Acquisition Rights) respecting any recommendation of the Special Committee described above to the maximum extent.

If the Special Committee recommends the Company's board of directors convenes a general meeting of shareholders to confirm the intent of shareholders regarding the implementation of the gratis allotment of Stock Acquisition Rights, the Company's board of directors will promptly

convene the general meeting of shareholders so that the meeting is held as soon as practicably possible and seek to obtain the approval of the shareholders in relation to the implementation of the gratis allotment of Stock Acquisition Rights. If the general meeting of shareholders resolves to implement the gratis allotment of the Stock Acquisition Rights, the Company's board of directors will promptly resolve to implement the gratis allotment of the Stock Acquisition Rights. The Acquirer must not effect an Acquisition after the commencement of procedures for the Plan until the Company's board of directors passes a resolution for implementation or non-implementation of the gratis allotment of Stock Acquisition Rights.

After the Company's board of directors passes a resolution for the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights, after the convocation of the above general meeting of shareholders or after the general meeting of shareholders resolves to implement the gratis allotment of Stock Acquisition Rights, the Company will promptly disclose an outline of its resolution, and any other matters that the Company's board of directors considers appropriate.

(3) Requirements for the Gratis Allotment of Stock Acquisition Rights

The Company intends to implement the gratis allotment of Stock Acquisition Rights by a resolution of the Company's board of directors as described above at ⑤of (2) 'Procedures for the Plan,' if it is considered that an Acquisition by an Acquirer falls under any of the items below and it is reasonable to implement the gratis allotment of Stock Acquisition Rights. However, the Company's board of directors will, without fail, make its determination as to whether an Acquisition of an Acquirer falls under a requirement below and if it is reasonable or not to implement the gratis allotment of Stock Acquisition Rights following the judgment of the Special Committee in accordance with ④ of (2) above, 'Procedures for the Plan'.

①An Acquisition not in compliance with the procedures prescribed in the Plan such as provision of information or ensuring the Special Committee Consideration Period set out above in ② of (2) 'Procedures for the Plan'.

②An Acquisition that threatens to cause obvious harm to the corporate value of the Company and, in turn, the common interests of its shareholders through actions such as those described below or any similar action:

(a) A buyout of share certificates to require such share certificates to be compulsorily purchased by the Company at an inflated price.

(b) Management that achieves an advantage for the Acquirer to the detriment of the Company, such as temporary control of the Company's management for the low-cost acquisition of the Company's material assets.

(c) Diversion of the Company's assets to secure or repay debts of the Acquirer or its group company.

(d) Temporary control of the Company's management to bring about a disposal of high-value assets that have no current relevance to the Company's business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price and taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends.

(e) Acquisition made with no intention of truly participating in corporate management and for the sole purpose of increasing the share price of the Company and having the Company's affiliates purchase shares in the Company at an inflated price.

③ Certain Acquisitions that threaten to have the effect of coercing shareholders into selling shares, such as coercive two-tiered tender offers (meaning acquisitions of shares including tender offers that do not offer to acquire all shares in the initial acquisition, and set acquisition terms for the second stage that are unfavorable to shareholders or do not set clear terms for the second stage).

④ Acquisitions to be effected without providing the Company's board of directors with the period of time reasonably necessary to produce an alternative proposal to the Acquisition.

⑤ Acquisitions in which the Essential Information or any other information considered reasonably necessary to assess the Acquisition terms is not sufficiently provided to Company's shareholders.

⑥ Acquisitions whose terms (including amount and type of consideration for the Acquisition, the Acquisition schedule, the legality of the Acquisition method, the probability of the Acquisition being effected, post-Acquisition management policies and business plans, and

post-Acquisition policies dealing with the Company's other shareholders, employees, customers, business partners and any other stakeholders in the Company) are inadequate or inappropriate in light of the Company's intrinsic value.

⑦ Acquisitions that materially threaten to be against the corporate value of the Company or the common interests of shareholders, by destroying relationships with the Company's employees, customers, business partners and the like, technical development strength, social credit or brand value which are indispensable to the generation of the Company's corporate value.

(4) Outline of the Gratis Allotment of Stock Acquisition Rights

An outline of the gratis allotment of Stock Acquisition Rights is described below.

① Number of Stock Acquisition Rights

The Company will implement a gratis allotment of Stock Acquisition Rights in the number equivalent to the final and total number of issued and outstanding shares in the Company (excluding the number of shares in the Company held by the Company at that time) on an allotment date (the "Allotment Date") that is separately determined in a resolution by the Company's board of directors relating to the gratis allotment of Stock Acquisition Rights ("Gratis Allotment Resolution").

② Shareholders Eligible for Allotment

The Company will allot the Stock Acquisition Rights without consideration to those shareholders, other than the Company, who appear or are recorded in the Company's final register of shareholders or register of beneficial shareholders on the Allotment Date, at a ratio of one Stock Acquisition Right for every one share in the Company held.

③ Effective Date of Gratis Allotment of Stock Acquisition Rights

The effective date of the gratis allotment of Stock Acquisition Rights will be separately determined in the Gratis Allotment Resolution.

④ Number of Shares to be Acquired upon Exercise of the Stock Acquisition Rights

The number of shares in the Company to be acquired upon exercise of each Stock Acquisition Rights (the "Applicable Number of Shares") shall be one share unless otherwise adjusted.

⑤ The Amount to be Contributed upon Exercise of the Stock Acquisition Rights

Contributions upon exercise of the Stock Acquisition Rights are to be in cash, and the amount per share in the Company to be contributed upon exercise of the Stock Acquisition Rights will be an amount separately determined in the Gratis Allotment Resolution within the range between a minimum of one yen and a maximum of any amount equivalent to one-half of the fair market value of one share in the Company. "Fair market value" means the average closing price (including quotations) for regular transactions of the stock of the Company on the Tokyo Stock Exchange on each day during the ninety day period prior to the Gratis Allotment Resolution (excluding the days on which the closing price is not available), with any fraction of a yen after such calculation to be rounded up to the nearest whole yen.

⑥ Exercise Period of the Stock Acquisition Rights

The commencement date will be a date separately determined in the Gratis Allotment Resolution (this commencement date of the exercise period shall be referred to as the "Exercise Period Commencement Date"), and the period will be a period from one month to three months long as separately determined in the Gratis Allotment Resolution; provided, however, that if the Company acquires the Stock Acquisition Rights pursuant to the provision of (a) in paragraph ⑨ below, the exercise period for the Stock Acquisition Rights with respect to that acquisition will be up to and including the business day immediately prior to the relevant acquisition date. Further, if the final day of the exercise period falls on a holiday for the payment place for the cash payable upon exercise, the final day will be the preceding business day.

⑦ Conditions for the Exercise of the Stock Acquisition Rights

As a general rule, the following parties may not exercise the Stock Acquisition Rights (the parties falling under (1) through (6) below shall collectively be referred to as "Non-Qualified Parties"):

(1) Specified Large Holders;

(2) Joint Holders of Specified Large Holders;

(3) Specified Large Purchasers;

(4) Persons having a Special Relationship with Specified Large Purchasers;

(5) Any transferee of or to the Stock Acquisition Rights of any party falling under (1) to (4) without the approval of the Company's board of directors; or

(6) Any Affiliated party of any party falling under (1) through (5).

Further, nonresidents of Japan who are required to follow certain procedures under foreign laws and regulations to exercise the Stock Acquisition Rights may not as a general rule exercise the Stock Acquisition Rights (provided, however, that certain nonresidents to whom the exemption provision under the applicable law applies may exercise the Stock Acquisition Rights and the Stock Acquisition Rights held by nonresidents will be subject to acquisition by the Company in exchange for shares in the Company as set out in (b) of paragraph ⑨ below, 'Acquisition of the Stock Acquisition Rights by the Company,' (please see Attachment 1, 'Terms and Conditions of Gratis Allotment of Stock Acquisition Rights' for details)).

⑧ Assignment of the Stock Acquisition Rights

Any acquisition of the Stock Acquisition Rights by assignment requires the approval of the Company's board of directors.

⑨ Acquisition of the Stock Acquisition Rights by the Company

(a) At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Company's board of directors recognizes that it is appropriate for the Company to acquire the Stock Acquisition Rights, the Company may, on a day separately determined by the Company's board of directors, acquire all of the Stock Acquisition Rights without consideration.

(b) On a day separately determined by the Company's board of directors, the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the business day immediately prior to such date determined by the Company's board of directors, that are held by parties other than Non-Qualified Parties and, in exchange, deliver shares in the Company in the number equivalent to the number of the Applicable Number of Shares for every one Stock Acquisition Right. Further, if, on or after the date upon which

the acquisition takes place, the Company's board of directors recognizes the existence of any party holding Stock Acquisition Rights other than Non-Qualified Parties, the Company may, on a day falling on a date determined by the Company's board of directors after the date upon which the acquisition described above takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to such date determined by the Company's board of directors (if any) and, in exchange, deliver shares in the Company in the number equivalent to the number of the Applicable Number of Shares for every one Stock Acquisition Right. The same will apply thereafter

(c) In addition to the above, the Company may, in the Gratis Allotment Resolution, determine matters relating to acquisition of Stock Acquisition Rights including separate Stock Acquisition Rights acquisition events.

⑩ Amendment due to revisions, etc., of the law

Rules based on laws quoted above are based on laws in force as of April 30, 2008. In the case that the meanings of terms mentioned above need to be amended after this date due to the establishment or abolition of laws, the Company's board of directors may redefine these terms in consideration for the reasons for establishing or abolishing the laws in question, and within appropriate and rational boundaries.

(5) Establishment of the Special Committee

Upon introduction of the Plan, the Company will establish the Special Committee as an organization that will eliminate arbitrary decisions by its board of directors and objectively carry out the substantive decisions on behalf of the shareholders in the event of triggering or other operation of the Plan (See the Attached sheet to find the members of the Special Committee).

If an Acquisition is to be actuated, the Special Committee shall substantially determine whether or not that Acquisition could harm the corporate value of the Company and the common interests of its shareholders, and the Company's board of directors shall pass a resolution as a function under the Corporation Law, respecting such decision of the Special Committee to the maximum extent, stated in (2) above, 'Procedures for the Plan' .

(6) Effective Period, Abolition and Amendment of the Plan

The effective period of the Plan (the "Effective Period") shall be the period until the conclusion of the ordinary general meeting of shareholders relating to the final fiscal year ending within three years after the conclusion of the Shareholders Meeting.

However, if, before the expiration of the Effective Period, (I) a general meeting of shareholders of the Company, or (II) the Company's board of directors consisting of directors appointed at a general meeting of shareholders passes a resolution to abolish the Plan, the Plan shall be abolished at that time.

Further, the Company's board of directors may revise or amend the Plan even during the Effective Period of the Plan, if such revision or amendment is not against the purpose of a resolution of the Shareholders Meeting such as cases where any law, regulation, financial instrument exchange rule or the like concerning the Plan is established, amended or abolished and it is appropriate to reflect such establishment, amendment or abolition, cases where it is appropriate to revise the wording for reasons such as typographical errors and omissions, cases where such revision or amendment is not detrimental to the Company's shareholders, or any similar cases, and subject to the approval of the Special Committee.

If the Plan is abolished, modified, amended or otherwise altered, the Company will promptly disclose facts including the fact that such abolition, modification amendment or alteration has taken place, and (in the event of a modification or amendment) the details of the modification or amendment and any other matters.

(References)

The contents of the Plan is stated in 2 above, however, (I) impact on Shareholders and Investors upon introduction of the Plan and at the time of the Gratis Allotment of Stock Acquisition Rights, (II) judgment and reasons of the Company's board of directors regarding the Plan are as follows. We ask that you carefully consider these points, and hope that you will grant your approval.

(I) Impact on Shareholders and Investors upon introduction of the Plan and at the time of the Gratis Allotment of Stock Acquisition Rights

(a) Impact on Shareholders and Investors Upon Introduction of the Plan

The Plan will have no direct or material impact on shareholders and investors at the time of introduction because at that time, no actual gratis allotment of Stock Acquisition Rights will be implemented.

(b) Impact on Shareholders and Investors at the Time of the Gratis Allotment of Stock Acquisition Rights

If the Company's board of directors passes a resolution for a gratis allotment of Stock Acquisition Rights, the Company will make a gratis allotment of Stock Acquisition Rights to the shareholders on the Allotment Date provided separately in the Gratis Allotment Resolution of one Stock Acquisition Right per share in the Company held by the Entitled Shareholders. If the shareholders do not pay the exercise price or perform other procedures for exercise of Stock Acquisition Rights, the shares they hold in the Company will be diluted by the exercise of Stock Acquisition Rights by other shareholders. However, it is also possible for the Company to acquire the Stock Acquisition Rights of all shareholders other than Non-Qualified Parties and, in exchange, deliver shares in the Company, in accordance with the procedures. If the Company carries out that acquisition procedure, all shareholders other than Non-Qualified Parties will come to receive shares in the Company without exercising their Stock Acquisition Rights or paying an amount equivalent to the exercise price and, in this case, dilution of the value per share in the Company held by the shareholder may result but, as a general rule, no financial dilution of the overall value of shares in the Company held will result.

In addition, even after the Company's board of directors passes a resolution for gratis allotment of Stock Acquisition Rights, the Company may, by respecting any recommendation of the Special Committee described above at ④(a) of 2(2), 'Procedures for the Plan,' to the maximum extent, (i) (on or before the effective date of the gratis allotment of Stock Acquisition Rights), cancel the gratis allotment of Stock Acquisition Rights, or (ii) (after the effective date of the gratis allotment of Stock Acquisition Rights and until the day immediately prior to the commencement date of the exercise period of the Stock Acquisition Rights) acquire the Stock Acquisition Rights without consideration. In such cases, no dilution of the value per share in the Company held by the shareholders will result, and it is possible that any shareholders or investors who have sold or bought the shares in the Company expecting to see a dilution of the value per share in the Company will be commensurately affected as a result of a fluctuation in the share price.

(II) Judgment and reasoning of the Company's board of directors regarding the Plan

The Plan is fair, objective, and is highly rational. The Plan is beneficial to the Company's corporate value and the common interests of shareholders, and does not seek to protect the interests of directors and statutory auditors of the Company.

Attachment

Profiles of the Members of the Special Committee

The following five persons are scheduled to be the initial members of the Special Committee upon introduction of the Plan.

Yoshiro Yamamoto

Business Background

June 1996	Appointed President and CEO of the Fuji Bank, Ltd.
Sept. 2000	Appointed President and CEO of the Fuji Bank, Ltd. and Chairman of the Board of Directors of Mizuho Holdings, Inc.
June 2002	Appointed Statutory Auditor of the Company (current position)

* Mr. Yamamoto will be appointed as an outside statutory auditor on approval of proposal 3 at the 66th Ordinary General Meeting of Shareholders to be held on June 25, 2008.

* Mr. Yamamoto is not involved in activities that potentially conflict with the Company.

Tatsuhiro Ishikawa

Business Background

Feb. 1997	Appointed chief public prosecutor at the Tokyo District Public Prosecutors Office
Nov. 2000	Appointed superintendent public prosecutor at the Nagoya High Public Prosecutors Office
Dec. 2001	Admitted to the bar (current position)
June 2004	Appointed Statutory Auditor of the Company (current position)

* Mr. Ishikawa will be appointed as an outside statutory auditor on approval of proposal 3 at the 66th Ordinary General Meeting of Shareholders to be held on June 25, 2008.

* Mr. Ishikawa is not involved in activities that potentially conflict with the Company.

Kenji Miyahara

Business Background

June 1996	Appointed President and CEO of Sumitomo Corporation
June 2001	Appointed Chairman of the Board of Directors of Sumitomo Corporation
June 2007	Appointed Senior Advisor of Sumitomo Corporation (current position)

* Mr. Miyahara will be appointed as an outside statutory auditor on approval of proposal 3 at the 66th Ordinary General Meeting of Shareholders to be held on June 25, 2008.

* Mr. Miyahara is not involved in activities that potentially conflict with the Company.

Tomiichi Akiyama

Business Background

June 1990	Appointed President and CEO of Sumitomo Corporation
June 1996	Appointed Chairman of the Board of Directors of Sumitomo Corporation
June 2004	Appointed Statutory Auditor of the Company (current position)

* Mr. Akiyama is an outside statutory auditor. He will retire from the position at the close of 66th Ordinary General Meeting of Shareholders to be held on June 25, 2008.

* Mr. Akiyama is not involved in activities that potentially conflict with the Company.

Hiroyuki Itami

Business Background

1967	Graduated from Faculty of Commerce and Management, Hitotsubashi University
1971	Obtained Ph.D. degree of Business Administration from Carnegie Mellon University
1984	Employed as professor of Faculty of Commerce and Management at Hitotsubashi University (until 2008)
1994	Appointed as dean of Faculty of Commerce and Management at

	Hitotsubashi University (until 1996)
2008	Employed as professor of Management of Science & Technology with Specialist Graduate School of Management of Science and Technology, the Tokyo University of Science (current position)

* Mr. Itami is not involved in activities that potentially conflict with the Company.

Note: Details of the Plan approved at the board of directors meeting held on April 30, 2008 have been posted on the Company's website at http://www.epson.co.jp/e/IR/investor_relations_index.htm (English).

April 21, 2008 Press Release "Noritsu Koki and Epson to Establish Broad-based Business Alliance"

News Release

Noritsu Koki and Epson to Establish Broad-based Business Alliance

- TOKYO, Japan, April 21, 2008 -

Noritsu Koki Co., Ltd. ("Noritsu") and Seiko Epson Corporation ("Epson") have reached a basic agreement to establish a broad business alliance designed to further consolidate and develop their printing equipment businesses. The board of directors of each company approved the proposed alliance at their respective April 21 meetings.

On September 17, 2002, Noritsu and Epson signed a memorandum of understanding on a strategic alliance to develop and market a digital minilab (a high-speed, compact, commercial photofinishing system) for Noritsu using Epson inkjet devices and technology. The partners have since sought to strengthen their alliance, which has produced the dDP series of "dry" inkjet minilabs as well as other photofinishing systems, including the M300*1 and D701*2.

These products have helped equip the photofinishing market to provide consumers with the ability to conveniently get their photos printed and processed "anytime and anywhere." The partners have also contributed, in a small way, to preserving the environment via photofinishing systems that conserve energy and that do not emit liquid waste.

Under the new alliance, Noritsu and Epson will extend cooperation beyond minilabs and into industrial printing systems, a segment where the partners will collaborate on joint development projects and support each others' development programs. In addition to mutually complementing each other and efficiently using their management resources, the alliance partners will seek to maximize the benefits of collaboration while strengthening their position and presence in both segments.

1. Reasons for the alliance

Today's global minilab market (retail photo printing market) has several universal needs: photo printing systems for every size of photo printing business, the ability to handle diverse media, and prices optimized for every budget. Inkjet systems are among the output devices recently making inroads into the minilab market to answer these needs. Technological innovations in the photo printing business are expected to broaden the base of the minilab

market, and Noritsu and Epson share a commitment to further strengthening their relationship as a step toward developing products that capture the needs and business opportunities in this expanding market.

Industrial printers represent a promising area of new business growth for both Noritsu and Epson, and the companies believe that they can leverage their combined management resources to produce synergies. For example, in the label printer market most labels are still printed using an analog printer, yet labels are increasingly being produced in small lots of high variety. Digitization in markets like this is likely to increase, and both companies see significant business opportunities.

With technology thus advancing and diversifying in the photo printer and industrial printer segments, Noritsu and Epson decided to conclude this alliance, as both companies recognize the importance of further bolstering their competitiveness and offering high-quality, highly efficient new value propositions from a customer perspective.

2. Nature of the alliance

(1) Scope of the alliance

"Dry" minilabs

"Dry" minilabs are distinguished from their conventional minilab cousins in several key ways: Their lower power requirements and lack of liquid waste emissions make them more environmentally conscious, while the fact that they are odorless, compact and operate on commonly available commercial power means that there are few limitations on where they can be installed.

Industrial printers

The products to be developed for this segment will employ Epson's inkjet technology to ensure outstanding print quality. They will also enable, for example, the printing of small, high-variation lots at a low cost of ownership.

(2) Roles in the alliance

"Dry" minilabs and industrial printers

- Noritsu will be primarily responsible for product design and production.
- Epson will be primarily responsible for developing inkjet device technology, software, and inks.

3. Noritsu Koki corporate profile

(1) Name

Noritsu Koki Co., Ltd.

(2) Main businesses

Development, manufacture, sales and servicing of photofinishing equipment (minilab systems and peripheral equipment)

(3) Founded

June 4, 1956

(4) Head office:

Umehara 579-1, Wakayama City, Wakayama Prefecture, Japan 640-8550

(5) Representative

Tsutomu Satani, Representative Director, President and CEO

(6) Capital

¥7,025,000,000

(7) Employees

Consolidated: 2,020

Parent company: 900

(8) Principal shareholder and % ownership

Nishimoto Kosan Kabushiki Kaisha: 41.5% (as of Sept. 30, 2007)

(9) Relationship with Epson

Noritsu and Epson do not have any capital or personnel ties

4. Epson corporate profile

(1) Name

Seiko Epson Corporation

(2) Main businesses

Development, manufacture, sales and service of information-related equipment (personal computers, printers, scanners and other computer peripherals, 3LCD projectors and other visual instruments), electronic devices (semiconductors, LCDs, crystal devices), and precision products (watches, eyeglass lenses, FA).

(3) Founded

May 18, 1942

(4) Head Offices

Head Office: 3-3-5 Owa, Suwa-shi, Nagano-ken, Japan 392-8502

Tokyo Office: Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku, Tokyo 163-0811

(5) Representative

Seiji Hanaoka, President

(6) Paid-in capital

¥53,204 million

(7) Employees

Consolidated: 95,129

Parent company: 13,192

(8) Principal shareholder and % ownership

Aoyama Kigyo Kabushiki Kaisha 10.34% (as of Sept. 30, 2007)

(9) Relationship with Noritsu

Noritsu and Epson do not have any capital or personnel ties

5. Schedule

April 21, 2008: Approval by respective boards of directors

April 21, 2008: Conclusion of contract establishing business alliance

6. Outlook

The effects of this alliance on future business results will be monitored and analyzed based on the status of activities conducted by the companies and on the results thereof. Notification of material effects on results will be provided as necessary.

*1 M300: A highly reliable photofinishing system introduced in June 2006 that conserves space and costs less that previous systems. The M300 is manufactured by Noritsu and sold in Japan by Epson under the name "Crystario EasyLab PPPS2-80EL." Noritsu markets the system outside Japan under the "M300" name.

*2 D701: A compact retail inkjet printer launched to market in February 2007. The D701's features enable it to be used in a variety of locations as the main printer of a comparatively low-volume print service. The forerunner of the new dry minilab solution, the D701 is manufactured and marketed by Noritsu.

File No. 82-34746

item 6

April 30, 2008 Press Release "Consolidated Results for Year Ended March 31, 2008"

News Release

Consolidated Results for Year Ended March 31, 2008

April 30, 2008

Consolidated Financial Highlights

Income statements and cash flows data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	Year ended March 31			Change	**Year ended March 31, 2008**
	2006	2007	**2008**		
Statements of income data					
Net sales	¥1,549,568	¥1,416,032	**¥1,347,841**	(4.8%)	**$13,452,853**
Operating income	25,758	50,343	**57,577**	14.4%	**574,686**
Income (loss) before income taxes and minority interest	(20,047)	3,476	**52,045**	- %	**519,467**
Net income (loss)	(17,917)	(7,094)	**19,093**	- %	**190,574**
Statements of cash flows data					
Cash flows from operating activities	117,497	160,229	**112,060**	(30.1%)	**1,118,478**
Cash flows from investing activities	(95,266)	(76,419)	**(50,770)**	(33.6%)	**(506,742)**
Cash flows from financing activities	19,123	(30,150)	**(70,663)**	134.4%	**(705,292)**
Cash and cash equivalents at the end of the year	280,114	334,873	**316,414**	(5.5%)	**3,158,143**
Per share data					

Net income (loss) per share -Basic	¥(91.24)	¥(36.13)	**¥97.24**	- %	**$0.97**
-Diluted	¥-	¥-	¥-	- %	$-

Balance sheets data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	March 31		
	2007	**2008**	**2008**
Total assets	¥1,284,412	**¥1,139,165**	**$11,370,047**
Equity	494,335	-	-
Net assets	-	**471,446**	**4,705,522**
Shareholders' equity	470,317	**447,205**	**4,463,572**
Shareholders' equity ratio (%)	36.6%	**39.3%**	**39.3%**
Shareholders' equity per share	¥2,395.14	**¥2,277.45**	**$22.73**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥100.19 = U.S.$1 at March 31, 2008 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and supplementary information, and an explanatory presentation.

item 7

April 30, 2008 Press Release "Notice of Extraordinary Loss"

News Release

Notice of Extraordinary Loss

- TOKYO, Japan, April 30, 2008 -

Seiko Epson Corp. (Epson) today announced an extraordinary loss on a write-down of shares in a subsidiary company in its non-consolidated earnings for the fiscal year ended March 31, 2008.

1. Background to the write-down of shares

Due to the worsening financial situation at a domestic subsidiary company, Epson recorded an extraordinary loss of 17,233 million yen in its non-consolidated earnings for the fiscal year ended March 31, 2008.

2. Effect on financial results

The effect on financial results can be found in the non-consolidated financial statements in the "Consolidated Results for Year Ended March 31, 2008", which was issued today (Japanese only).

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.

Epson is a network of 88,925 employees in 109 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:

Seiko Epson Corp.

Brand Strategy & Communications

Contact us by e-mail

URL: http://www.epson.co.jp/e/

April 30, 2008	Press Release "Epson Announces Changes of Representative Directors and Executive Personnel"

News Release

Epson Announces Changes of Representative Directors and Executive Personnel

- TOKYO, Japan, April 30, 2008 -

Seiko Epson Corp. (Epson) today proposed the following executive changes at a meeting of its board of directors. The changes are subject to approval at the company's annual general meeting, board meeting and board of statutory auditors meeting to be held on June 25, 2008.

1. Changes of Representative Directors

Name	New position	Current position
Seiji Hanaoka	Chairman	President
Minoru Usui	President	Managing director

Details of new president

Name Minoru Usui (date of birth: April 22, 1955, 53 years old)
Place of birth: Nagano prefecture, Japan

Education March 1979: Graduated from the Faculty of Engineering, the University of Tokyo

Career history November 1979: Joined company
June 2002: Appointed as director
October 2007: Appointed as managing director (current position)

2. Background to the appointment

Based on its Creativity and Challenge 1000 mid-range business plan, Epson has rolled out a series of measures aimed at redefining and reinforcing its product portfolio and reorganizing its electronic device businesses. Business results have accordingly shown signs of recovery. As a result of these measures, the Company has firmly established the direction of its management going forward. In the imaging products business, Epson has built a foothold to leverage its core Micro Piezo technology to expand into the business and industrial domains, while the direction of the electronic devices business has also been set.

As it begins the final year of Creativity and Challenge 1000, Epson in fiscal 2008 aims to further drive reforms that will bolster its corporate stamina, and to establish a new mid- to long-range corporate vision that will lay the foundations for future business growth by developing new business domains and creating new products. Prompted by the need for a fresh perspective, the appointment of the new president has been made as Epson seeks to achieve these aims under new leadership.

Going forward, Epson's management and employees will work closely together under the leadership of the new president to drive further growth and strengthen Epson's various businesses.

The current president, Seiji Hanaoka, will continue to hold representative rights in his new position as chairman. In conjunction with the new president, he will play a central role in the new executive team.

The current chairman, Saburo Kusama, will retire from his position at the expiration of his term, and has been nominated for the position of advisor.

The current executive vice-president, Norio Niwa, will retire from his position on the board of directors at the expiration of his term.

3. Executive personnel changes

(1) Retirement of directors

Chairman Saburo Kusama

Executive vice-president Norio Niwa

Managing director Yasumasa Otsuki

(2) Retirement of auditors

Standing statutory auditor Toshihiko Kishiro

Outside statutory auditor Tomiichi Akiyama

(3) Nominations for director

Managing director Seiichi Hirano

Hirano will hold this position concurrently with his current role as president of Epson Sales Japan

Corp

Managing director Toru Oguchi

Director Akihiko Sakai

(4) Nominations for auditor

Standing statutory auditor Kenji Uchida

Outside statutory auditor Kenji Miyahara

Miyahara has been nominated as an outside statutory auditor as determined by Article 2, Clause 16 of the Japanese Company Law.

4. Planned date of appointments

June 25, 2008

Note: Planned board of directors after company's annual general meeting, board meeting and board of statutory auditors meeting to be held on June 25, 2008

Name	Position
Seiji Hanaoka	Chairman (representative director) (new appointment)
Yasuo Hattori	Vice-chairman
Minoru Usui	President (representative director) (promoted)
Masayuki Morozumi	Senior managing director
Kenji Kubota	Managing director
Hiroshi Komatsu	Managing director
Seiichi Hirano	Managing director (new appointment)
Toru Oguchi	Managing director (new appointment)
Akihiko Sakai	Director (new appointment)
Masayoshi Shindo	Standing statutory auditor
Kenji Uchida	Standing statutory auditor (new appointment)
Yoshiro Yamamoto	Outside statutory auditor

Tatsuhiro Ishikawa	Outside statutory auditor
Kenji Miyahara	Outside statutory auditor (new appointment)

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.

Epson is a network of 88,925 employees in 109 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:

Seiko Epson Corp.

Brand Strategy & Communications

Contact us by e-mail

URL: http://www.epson.co.jp/e/

File No. 82-34746

item 9

April 30, 2008 Press Release “Epson Announces Changes to Executive Officer Lineup”

News Release

Epson Announces Changes to Executive Officer Lineup

- TOKYO, Japan, April 30, 2008 -

At a meeting of its board of directors, Seiko Epson Corp. (Epson) today determined the following changes to its lineup of executive officers. The changes will take effect on June 25, 2008.

Managing executive officer	Torao Yajima
Managing executive officer	John Lang
Managing executive officer	Masataka Kamiyanagi
Executive officer	Noriyuki Hama
Executive officer	Shuji Aruga
Executive officer	Noboru Ushijima
Executive officer	Mitsuaki Maruyama
Executive officer	Kazuki Ito
Executive officer	Kaname Miyazawa
Executive officer	Akio Mori
Executive officer	Kiyofumi Koike
Executive officer	Ryuhei Miyagawa (new appointment)
Executive officer	Tadaaki Hagata (new appointment)

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.

Epson is a network of 88,925 employees in 109 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:

Seiko Epson Corp.

Brand Strategy & Communications

Contact us by e-mail

URL: http://www.epson.co.jp/e/

item 10

April 30, 2008 Press Release "Introduction of Countermeasures to Large-Scale Acquisitions of Seiko Epson Shares (Takeover Defense Measures)"

News Release

Introduction of Countermeasures to Large-Scale Acquisitions of Seiko Epson Shares (Takeover Defense Measures)

- TOKYO, Japan, April 30, 2008 -

Seiko Epson Corporation (the "Company") decided at its board of directors meeting held on April 30, 2008 to establish a basic policy regarding the persons who control decisions on the Company's financial and business policies (defined in the main text of Article 127 of the Enforcement Regulations of the Corporation Law; the "Basic Policy") and to introduce its plan for countermeasures to large-scale acquisitions of the shares in the Company (takeover defense measures) (the "Plan") for the purpose of ensuring and enhancing the Company's corporate value and, in turn, the common interests of its shareholders as a measure to prevent decisions on the Company's financial and business policies from being controlled by persons viewed as inappropriate under the Basic Policy (Article 127, Item (ii)(b) of the Enforcement Regulations of the Corporation Law). The introduction will be subject to shareholder approval at the 66th ordinary general meeting of shareholders of the Company to be held on June 25, 2008 (the "Shareholders Meeting").

All five of the Company's statutory auditors including the three outside auditors were in attendance at the meeting of the Company's board of directors to establish the Plan, and the implementation of the Plan was unanimously approved subject to the specific operation of the Plan being carried out appropriately.

Major shareholders of the Company as of March 31, 2008 are listed in the exhibit. Please note that the Company has not received any notice or proposal of a large-scale acquisition of shares in the Company from a specific third party to date.

Please click here for full details of the countermeasures. (PDF, 264KB)

EXHIBIT A-1

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Post-merger Disclosure Documents pursuant to Article 801 of the Corporate Law dated March 11, 2008

> Post-merger Disclosure Documents made public containing information about the merger into Seiko Epson Corporation by its wholly-owned subsidiary, Seiko Epson Contactlens Corp.

Corporate Governance Report dated April 11, 2008

> Corporate Governance Report submitted to the Tokyo Stock Exchange containing information on the corporate governance structure, efforts on IR activities, and the status regarding the establishment of an internal control.

RECEIVED
2008 JUN 11 P 12:14
FICE OF INTERNATIONAL
CORPORATE FINANCE

RECEIVED
2008 JUN 11 P 12: 14
OFFICE OF INTL
CORPORATE FINANCE

EXHIBIT A-2

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in item 3 of ANNEX A.

Annual Shareholders Report (from April 1, 2007 to March 31, 2008) dated May 29, 2008

RECEIVED
2008 JUN 11 P 12: 14